

2021 Proxy Statement

Notice of Annual
Meeting of Shareholders





Dear Genuine Parts Company Shareholder:

The Board of Directors have been actively engaged with managing the unique challenges faced throughout these unprecedented times, while remaining focused on both strong corporate governance and long-term value creation for our shareholders.

In 2020, the Company surpassed our enterprise cost savings target and furthered initiatives that will optimize our operations, drive sustained savings, and enable value creation for years to come. Additionally, the Board continued to evaluate the Company's portfolio and implement a disciplined approach to capital allocation that prioritizes reinvesting in the business, maintaining a strong balance sheet and returning cash to shareholders through dividends. In 2020, we increased the dividend by 4% and divested our Business Products segment in order to focus our efforts on our faster growing and higher margin global automotive and industrial businesses.

As the global pandemic continues to unfold, we remain fully dedicated to protecting the health and safety of our associates and their families so we can fulfill our mission of being the employer of choice, being a supplier of choice to our customers, being a valued customer to our suppliers, being a good corporate citizen, and being an investment of choice for our shareholders. During 2020, we implemented numerous safety and cleaning measures in all of our locations, and put the safety and health of our associates, customers, and communities first. Our Board continues to be engaged to oversee and support our COVID-19 response, and we thank our associates for their hard work and dedication to taking care of our customers and each other.

Following the social unrest experienced in the U.S. throughout 2020, the management team increased our efforts to address the issues of racial equity and social justice. We remain deeply committed to fostering a culture that values diverse perspectives and provides an inclusive environment for all of our associates across the globe. The Company formed a Diversity and Inclusion Committee led by our Chief Human Resources Officer and senior leaders throughout the Company to identify and discuss diversity and inclusion barriers, opportunities, and successes. In 2020, over 400 members of the corporate leadership teams participated in diversity and inclusion training, and we intend to roll-out diversity and inclusion training to an additional 2,000 managers throughout the organization in 2021. Building and maintaining a strong corporate culture has been, and remains, an important priority for the Board.

In addition, the Board continues to support our strong governance by refreshing Board membership. In 2020 we added two new directors and in February of 2021 added another to further diversify our expertise and perspectives. Our most recent addition, Juliette Pryor, joins with extensive experience as the General Counsel and Corporate Secretary in the grocery retail industry. Ms. Pryor brings an extraordinary combination of skills and experience that will serve the Board, Genuine Parts Company, and our stakeholders well. These recent additions will bring the total number of directors to 13, 11 of whom are independent, 4 of whom are women, and almost half are diverse.

In January of 2021, the Board appointed William P. Stengel ("Will") to the position of President of Genuine Parts Company, the 8th President in the history of the Company. This promotion was the result of extensive and thoughtful succession planning by the Compensation, Nominating, and Governance Committee of the Board, and we look forward to Will's contributions. As President, Mr. Stengel will continue to lead our transformation efforts and work alongside us to further develop and advance our strategic roadmap and execute our growth initiatives.

In response to our 2020 shareholder proposal regarding human capital management, the Company undertook significant outreach, as discussed in the "Shareholder Engagement" section of the proxy. This engagement included key discussions on human capital management at Genuine Parts Company as well as other ESG matters our shareholders were most interested in discussing. Through these engagement meetings with institutional investors and others, we identified the issues that our investors and stakeholders consider important, which enabled us to provide more information in response. Through our Corporate Sustainability Report issued in September of 2020, as well as additional disclosures that can be found on the Company's website, we have

provided greater transparency regarding our business and other matters including human capital management disclosure, our policies and procedures on human rights, our environmental sustainability programs, and our diversity and inclusion initiatives, among others.

During 2020, we demonstrated our adaptability in the face of unprecedented change. Going forward, our Board, our management team, and our employees are well-positioned to build upon our focused growth and operational momentum. We are pleased to invite you to attend our 2021 Annual Meeting of Shareholders on Thursday, April 29, 2021 at 10:00 a.m. Eastern Time to hear more about our accomplishments in 2020 and our plans and strategic initiatives for 2021. In response to continued public health and safety concerns regarding in-person gatherings due to the global pandemic, the meeting will be held virtually. We have designed the format of the Annual Meeting to ensure that you are afforded the same rights and opportunities to participate as you would at an in-person meeting.

The Notice of the 2020 Annual Meeting of Shareholders and the following proxy statement describe the items of business for the meeting. Your vote is very important. Whether or not you plan to attend the 2021 Annual Meeting of Shareholders, we urge you to vote by submitting your proxy over the Internet, by telephone, or by mail.

On behalf of our Board, we thank you for your ownership and interest in Genuine Parts Company.

Paul D. Donahue

Chairman and CEO

John D. Johns



Presiding Independent Director

GENUINE PARTS COMPANY

2999 Wildwood Parkway
Atlanta, Georgia 30339

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF GENUINE PARTS COMPANY:

The 2021 Annual Meeting of Shareholders of Genuine Parts Company, a Georgia corporation, will be held virtually on Thursday, the 29th day of April 2021, at 10:00 a.m. eastern time, for the following purposes:

	Board Recommends	See Page
Management Proposals		
Election of 13 Directors	✔ FOR each nominee	4
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	✔ FOR	52
Ratification of the Selection of Ernst & Young LLP as Our Independent Auditor for Fiscal Year 2021	✔ FOR	54

Information relevant to these matters is set forth in the attached proxy statement. Only holders of record of the Company's common stock at the close of business on February 22, 2021 will be entitled to vote at the meeting. The live audio webcast of the Annual Meeting will begin promptly at 10:00 a.m. eastern time. Online access to the audio webcast will open 15 minutes prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on April 29, 2021.

We are pleased to announce that we are delivering your proxy materials for the 2021 Annual Meeting of Shareholders via the Internet. Because we are delivering proxy materials via the Internet, the Securities and Exchange Commission requires us to mail a letter to our shareholders notifying them that these materials are available on the Internet and how these materials may be accessed. This letter, which we refer to as our "Notice and Access Letter," will be mailed to our shareholders on or about March 2, 2021.

Our Notice and Access Letter will instruct you on how to access and review our proxy statement for the 2021 Annual Meeting of Shareholders and our annual report for the fiscal year ended December 31, 2020. It will instruct you on how you may vote your proxy via the Internet, or how you can request a full set of printed proxy materials, including a proxy card to return by mail. If you would like to receive printed proxy materials, you should follow the instructions contained in our Notice and Access Letter. Unless requested, you will not receive printed proxy materials by mail.

To Attend, Vote, and Participate during the virtual Annual Meeting:

To attend and vote your shares during the virtual Annual Meeting, you will need to log-in to www.meetingcenter.io/268804803 (Password: GPC2021) using: (i) **for record holders**, the 15-digit control number on your proxy card or (ii) **for holders who own shares in street name through brokers**, the control number issued to you by Computershare pursuant to the registration process described in the following paragraph. If you do not have a control number, you may log-in as a Guest. For holders who own shares in street

name through brokers, to attend and participate and vote during the virtual Annual Meeting, you will need a new control number issued to you by Computershare pursuant to the following registration process. If you hold your shares in street name, you may only vote during the meeting if you properly register and request and receive a legal proxy in your name from the broker, bank, or other nominee that holds your shares. To register you must submit proof of your proxy power (legal proxy) reflecting your holdings of GPC stock, along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern time, on April 26, 2021. You will receive a confirmation email from Computershare of your registration and a new control number that you can use to participate in the virtual Annual Meeting. If you do not have the control number that you received directly from Computershare, you may attend as a guest (non-stockholder) but will not have the option to vote or ask questions during the virtual Annual Meeting. Requests for registration should be directed to Computershare by email. Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

The Proxy Statement and the 2020 Annual Report to Shareholders are available at: http://www.proxydocs.com/gpc

Atlanta, Georgia
March 2, 2021

By Order of the Board of Directors,

Jennifer L. Ellis

JENNIFER L. ELLIS
Vice President - Compliance &
Corporate Secretary

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE VOTE BY TELEPHONE OR INTERNET PURSUANT TO THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD OR COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE DURING THE VIRTUAL MEETING.

HOW TO VOTE



BY TOLL-FREE
TELEPHONE FROM
THE UNITED STATES,
U.S. TERRITORIES
AND CANADA.
See proxy card for #



BY INTERNET:
WWW.INVESTORVOTE.COM/GPC



BY MAIL (IF YOU RECEIVED
A PAPER COPY OF THE PROXY
MATERIALS BY MAIL): MARK,
SIGN, DATE AND PROMPTLY
MAIL THE ENCLOSED PROXY CARD
IN THE POSTAGE-PAID ENVELOPE

TABLE OF CONTENTS

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ANNUAL MEETING — APRIL 29, 2021

This proxy statement is being furnished to the shareholders of Genuine Parts Company in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Company's 2021 Annual Meeting of Shareholders to be held on Thursday, April 29, 2021, at 10:00 a.m. eastern time and at any reconvened meeting following any adjournment thereof. In response to continued public health concerns regarding in-person gatherings due to the global pandemic and to support the health and well-being of our employees, shareholders, and all our stakeholders, the Annual Meeting will be held virtually. To access the virtual meeting, go to **www.meetingcenter.io/268804803 (Password: GPC2021)**, you must enter a valid control number found on your proxy card, notice of internet availability, or an email previously received from Computershare. If you do not have a control number, you may access the meeting as a Guest.

The live audio webcast of the Annual Meeting will begin promptly at 10:00 a.m. eastern time. Online access to the audio webcast will open 15 minutes prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time.

We have designed the format of the Annual Meeting to ensure that our shareholders are afforded the same rights and opportunities to participate as they would at an in-person meeting. After the business portion of the Annual Meeting concludes and the meeting is adjourned, we will hold a Q&A session during which we intend to answer questions submitted during the meeting that are pertinent to the Company, as time permits, and in accordance with our Ground Rules for Conduct of the Shareholder Meeting. On the day of and during the Annual Meeting, you can view our Ground Rules for Conduct of the Shareholder Meeting and submit any questions on www.meetingcenter.io/268804803 (Password: GPC2021). Answers to any questions not addressed during the meeting will be posted following the meeting on the investor page of our website. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources, and ensure all shareholder questions are able to be addressed, we will respond to no more than three questions from any single shareholder.

Beginning 15 minutes prior to and during the Annual Meeting, we will have support available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulty accessing, or during, the virtual meeting, please go to https://support.vevent.com for assistance.

We anticipate that our Notice and Access Letter will first be mailed, and that this proxy statement and the Company's 2020 annual report to the shareholders, including consolidated financial statements for the year ended December 31, 2020 will first be made available to our shareholders, on or about March 2, 2021.

VOTING

Shareholders of record can simplify their voting and reduce the Company's costs by voting their shares via telephone or the Internet. Instructions for voting via telephone or the Internet are set forth on the enclosed proxy card. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures enable shareholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. If your shares are held in the name of a bank or broker (in "street name"), the availability of telephone and Internet voting will depend on the voting processes of the applicable bank or broker; therefore, it is recommended that you follow the voting instructions on the form you receive from your bank or broker. If you do not choose to vote by telephone or the Internet, please mark your choices on the enclosed proxy card and then date, sign and return the proxy card at your earliest opportunity.

All proxies properly voted by telephone or the Internet and all properly executed written proxy cards that are delivered to the Company (and not later revoked) will be voted in accordance with instructions given in the proxy. When voting on the election of directors, you may (1) vote FOR all nominees listed in this proxy statement, (2) WITHHOLD AUTHORITY to vote for all nominees, or (3) WITHHOLD AUTHORITY to vote for one or more nominees but vote FOR the other nominees. When voting on the approval of the compensation of the Company's named executive officers and the ratification of the selection of independent auditors, you may vote FOR or AGAINST the proposal or you may ABSTAIN from voting.



Voting

To vote your shares **during** the virtual Annual Meeting, you will need to log-in to www.meetingcenter.io/268804803 (Password: GPC2021) using: (i) **for record holders**, the 15-digit control number on your proxy card or (ii) **for holders who own shares in street name through brokers**, the control number issued to you by Computershare pursuant to the registration process described in the following paragraph. If you do not have a control number, you may log-in as a Guest. For holders who own shares in street name through brokers, to attend and participate and vote during the virtual Annual Meeting, you will need a new control number issued to you by Computershare pursuant to the following registration process. If you hold your shares in street name, you may only vote during the meeting if you properly register and request and receive a legal proxy in your name from the broker, bank, or other nominee that holds your shares. To register you must submit proof of your proxy power (legal proxy) reflecting your holdings of GPC stock, along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern time, on April 26, 2021. You will receive a confirmation email from Computershare of your registration and a new control number that you can use to participate in the virtual Annual Meeting. If you do not have the control number that you received directly from Computershare, you may attend as a guest (non-stockholder) but will not have the option to vote or ask questions during the virtual Annual Meeting. Requests for registration should be directed to Computershare by email. Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

If a signed proxy card is received which does not specify a vote or an abstention, the shares represented by that proxy card will be voted FOR all nominees to the Board of Directors listed in this proxy statement, FOR the proposal to approve the compensation of the Company's named executive officers, and FOR the ratification of the selection of independent auditors for the fiscal year ending December 31, 2021. The Company is not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this proxy statement and the accompanying Notice of 2021 Annual Meeting of Shareholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented thereby in their discretion.

If you hold your shares in street name and you do not instruct your bank or brokerage firm in accordance with their directions how to vote your shares prior to the date of the Annual Meeting, your bank or brokerage firm cannot vote your shares (referred to as "broker non-votes") on the following proposals: "Proposal 1 — Election of Directors" and "Proposal 2 — Advisory Vote on Executive Compensation, and such shares and will not affect the outcome of these votes. However, your bank or brokerage firm may vote your shares in its discretion on "Proposal 3 — Ratification of Selection of Independent Auditors" if you do not provide voting instructions.

A shareholder of record who submits a proxy pursuant to this solicitation may revoke it at any time prior to its exercise at the Annual Meeting. Such revocation may be by delivery of written notice to the Corporate Secretary of the Company at the Company's address shown above, by delivery of a proxy bearing a later date (including a later vote by telephone or the Internet), or by voting in person at the Annual Meeting. Street name holders may revoke their proxies prior to the Annual Meeting by following the procedures specified by their bank or brokerage firm.

Only holders of record of the Company's common stock at the close of business on the record date for the Annual Meeting, which is February 22, 2021, are entitled to vote at the Annual Meeting. Persons who hold shares of common stock in street name as of the record date may vote at the Annual Meeting only if they hold a valid proxy from their bank or brokerage firm. At the close of business on February 22, 2021, the Company had 144,405,288 shares of common stock outstanding and entitled to vote at the Annual Meeting.

On each proposal presented for a vote at the Annual Meeting, each shareholder is entitled to one vote per share of common stock held as of the record date. A quorum for the purposes of all matters to be voted on shall consist of shareholders representing, in person or by proxy, a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting. Shares represented at the Annual Meeting that are abstained or withheld from voting and broker non-votes will be considered present for purposes of determining a quorum at the Annual Meeting. If less than a majority of the outstanding shares of common stock are represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place to allow for the solicitation of additional proxies or other measures to obtain a quorum.

The vote required for (1) the election of directors, (2) the advisory vote on executive compensation, and (3) the ratification of the selection of independent auditors is the affirmative vote of a majority of the shares of common

stock outstanding and entitled to vote on such proposal which are represented at the Annual Meeting. Because votes withheld and abstentions will be considered as present and entitled to vote at the Annual Meeting but will not be voted "for" these proposals, they will have the same effect as votes "against" these proposals.

Although the advisory vote on executive compensation is non-binding as provided by law, the Company's Board of Directors will review the results of the vote and take it into consideration when making future determinations concerning executive compensation.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board of Directors of the Company currently consists of thirteen directors. The Board has approved the recommendation of its Compensation, Nominating and Governance Committee to nominate the thirteen nominees named below, each of whom will serve as directors until the 2021 Annual Meeting and the election and qualification of their successors.

In the event that any nominee is unable to serve (which is not anticipated), the Board of Directors may:

- designate a substitute nominee, in which case the persons designated as proxies will cast votes for the election of such substitute nominee;

- allow the vacancy to remain open until a suitable candidate is located and nominated; or

- adopt a resolution to decrease the size of the Board.

If any incumbent director nominee in an uncontested election should fail to receive the required affirmative vote of the holders of a majority of the shares entitled to vote which are represented at the Annual Meeting, under Georgia law, the director remains in office as a "holdover" director until his or her successor is elected and qualified or until his or her earlier resignation, retirement, disqualification, removal from office or death. In the event of a holdover director, the Board of Directors in its discretion may request the director to resign from the Board. If the director resigns, the Board of Directors may:

- immediately fill the resulting vacancy;

- allow the vacancy to remain open until a suitable candidate is located and appointed; or

- adopt a resolution to decrease the size of the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF ALL OF THE NOMINEES.

Set forth below is certain information about each of the thirteen nominees for director, including the experience, qualifications, attributes and skills that our Board believes makes them well qualified to serve as directors. Information about our director independence requirements, our director nominating process, our board leadership structure, a Board Matrix, and other corporate governance matters can be found in the "Corporate Governance" section.

NOMINEES FOR DIRECTOR



Elizabeth W. Camp
- Director Since 2015
- Independent Director
- Audit Committee
- Financial Expert
- Age 69

Background

Elizabeth W. Camp is President and Chief Executive Officer of DF Management, Inc., a private investment and commercial real estate management company, a position she has held since 2000. Previously, Ms. Camp served in various capacities, including President and Chief Executive Officer of Camp Oil Company for 16 years. Ms. Camp serves as lead director of Synovus Financial Corp. and is Chair of its Compensation Committee and former Chair of its Audit Committee.

Qualifications

Ms. Camp has over 30 years of leadership experience in various executive roles, most recently as President and Chief Executive Officer of an investment and commercial real estate management company. Ms. Camp also currently serves as lead independent director at Synovus Financial Corp. where she has chaired its Audit Committee and is current Chair of its Compensation Committee. While Chair of the Synovus Audit Committee, Ms. Camp was responsible for ensuring the bank was in compliance with all of the various banking regulations that had recently been enacted in response to the 2008 recession. Her leadership and experience in this complex area was paramount to Synovus's success at such a crucial time for the banking industry. Her previous experience as a tax attorney at large accounting and law firms in the Washington D.C. area also benefits the Company in the financial, accounting, tax, and legal areas. Ms. Camp's background as an executive officer and director and her expertise in accounting, tax and legal matters have provided expertise in management, governance, and auditing, as well as leadership skills to our Board and Audit Committee.



Richard Cox, Jr.
- Director Since 2020
- Independent Director
- Audit Committee
- Age 52

Background

Mr. Cox is Chief Information Officer for Cox Enterprises and has been in this role since 2019. Mr. Cox joined Cox Automotive, a subsidiary of Cox Enterprises, in 2013, where he held several leadership positions including Vice President of Client Performance and Vice President of Business Operations and Customer Care. In 2018, the Mayor of Atlanta requested Cox Enterprises to allow Mr. Cox to serve as the city's Chief Operating Officer as an executive on-loan. For 15 months, Mr. Cox provided executive oversight and directed internal operations for the city's departments and agencies. Prior to joining Cox Automotive, Mr. Cox was CEO and President of Jones International University and prior to that, he served as Vice President of Customer Experience at Orbitz Worldwide, a leading online travel company. Mr. Cox began his career at Worldspan, a travel technology and content provider, and held several positions during his 11-year tenure at Worldspan.

Qualifications

Mr. Cox has over two decades of experience in technology and business operations. His experience at Cox Automotive, Orbitz, and Worldspan in a variety of leadership roles are highly valuable to the Company. During Mr. Cox's tenure as the city of Atlanta's COO, he led the city through the largest cyber attack of a U.S. municipality and successfully implemented the largest- ever citywide shift to the cloud. Mr. Cox's understanding of cyber and IT risk as well as data privacy is instrumental as a member of the Audit Committee. His significant experience in information technology, the automotive business, and his expertise in strategy, operations, analytics, business intelligence, security and technical services makes him a valuable asset to our board.



Paul D. Donahue — Chairman
- Director Since 2012
- Executive Committee
- Age 64

Background

Paul D. Donahue is Chairman and Chief Executive Officer of the Company. In April of 2019 the Board of Directors appointed him as Chairman and in May of 2016, he was named Chief Executive Officer. From January of 2012 until May of 2016 he served as President of the Company. He served as President of the Company's U.S. Automotive Parts Group from July, 2009 to February 1, 2016. Mr. Donahue served as Executive Vice President of the Company from August 2007 until his appointment as President. In addition, between 2004 and 2007, Mr. Donahue served as President and Chief Operating Officer of S. P. Richards Company, a former wholly-owned subsidiary of the Company. Mr. Donahue is a Director of Truist Financial Corporation and serves as a member of the Truist Compensation and Human Capital Committees.

Qualifications

Mr. Donahue has eighteen years of successful operating and management experience with the Company, which has included extensive involvement with numerous operating divisions within the Company. Prior to joining the Company, Mr. Donahue spent 24 years with a publicly traded consumer products manufacturer. While there, he successfully held a number of sales, marketing, operations and executive positions. Mr. Donahue's proven leadership and experience have contributed to the success of the Company and are beneficial to our Board. His experience and knowledge gained from his service on the Truist Board and Committees also brings great value to our Board.



Gary P. Fayard
- Director Since 2014
- Independent Director
- Audit Committee
- Financial Expert
- Age 68

Background

Gary P. Fayard was Executive Vice President and Chief Financial Officer of the Coca-Cola Company from 2003 until his retirement in May, 2014. Mr. Fayard joined the Coca-Cola Company in 1994 as Vice President and Controller. He was promoted to the role of Senior Vice President and Chief Financial Officer in 1999. He has served as a director on numerous for-profit and not-for-profit boards, including service on the Coca-Cola Enterprises, Inc. board from 2001 until 2009, service on the Coca-Cola FEMSA board from 2003 to 2016, and currently serves on the board of directors of Monster Beverage Corporation and is a member of its Audit Committee.

Qualifications

Mr. Fayard brings to the Board a wealth of financial, accounting, and auditing knowledge as the former CFO of one of America's largest corporations. Additionally, as a Director and Audit Committee member on numerous for-profit and not-for-profit boards, he has had direct exposure to a wide variety of businesses and industries. He is also a former partner at a major public accounting firm. Mr. Fayard's financial background and broad business exposure make him a significant contributor to our Board and Audit Committee.



P. Russell Hardin
- Director Since 2017
- Independent Director
- Compensation, Nominating and Governance Committee
- Age 64

Background

P. Russell Hardin is President of the Robert W. Woodruff Foundation, the Joseph B. Whitehead Foundation, the Lettie Pate Evans Foundation and the Lettie Pate Whitehead Foundation. These foundations manage approximately $11 billion in assets and distribute approximately $400 million in grants each year, which support Georgia's institutions in the areas of education, health, human welfare, the environment, community and economic development, philanthropy and volunteerism, and the arts. Mr. Hardin joined the Foundation's staff in 1988 and was named President in 2006. Prior to his work at the Foundation, Mr. Hardin practiced law with the Atlanta firm of King & Spalding.

Qualifications

Mr. Hardin offers the Board extensive experience in the areas of finance, philanthropy, governance, and law. Mr. Hardin's leadership at the Robert W. Woodruff Foundation and other related foundations, as well as his service as trustee of Northwestern Mutual Life Insurance and a director on the Truist Bank Atlanta Advisory Council bring financial, governance and management expertise that contribute to both the Board and the Compensation, Nominating, and Governance Committee.



John R. Holder
- Director Since 2011
- Independent Director
- Compensation, Nominating and Governance Committee
- Age 66

Background

John R. Holder is Chairman and Chief Executive Officer of Holder Properties, a commercial and residential real estate development, leasing, and management company based in Atlanta. Mr. Holder has held the position of Chairman since 1989 and Chief Executive Officer since 1980. He is also a director of Oxford Industries, Inc. and is a member of its Audit Committee.

Qualifications

Mr. Holder brings to the Board his strategic leadership in the growth of Holder Properties, which has been involved in the development of over 100 commercial buildings valued in excess of $2.5 billion, as well as his extensive involvement in the areas of financial and marketing management. His service as the Chairman and CEO of Holder Properties, together with various board affiliations, including as director and Audit Committee member of publicly traded Oxford, Industries, Inc., an apparel company, have given him leadership experience, business acumen and financial literacy that is beneficial to our Board and Compensation, Nominating and Governance Committee.



Donna W. Hyland
- Director Since 2015
- Independent Director
- Audit Committee
- Financial Expert
- Age 60

Background

Donna W. Hyland is President and Chief Executive Officer of Children's Healthcare of Atlanta and has served in that role since June 2008. Prior to that role, she was the Chief Operating Officer of Children's Healthcare of Atlanta from January 2003 to May 2008 and the Chief Financial Officer from February 1998 to December 2002. She serves as a director of Cousins Properties, Inc. and serves as Chair of its Audit Committee and as a member of its Compensation, Succession, Nominating, and Governance Committee.

Qualifications

Ms. Hyland offers our board extensive knowledge of the health care industry as President and Chief Executive Officer of Children's Healthcare of Atlanta. Her previous experience as COO and CFO of Children's, as well as her experience on many non-profit boards brings a wide range of business and accounting experience to our board. Ms. Hyland also serves as a director at Cousins Properties, Inc., a publicly traded real estate company, and additionally serves as Chair and a financial expert on the Cousins' Audit Committee and as a member of its Compensation, Succession, Nominating, and Governance Committee. Ms. Hyland's service as a financial expert on a public company audit committee provides a wealth of experience that she has brought to our Board and Audit Committee.



John D. Johns
- Director Since 2002
- Independent Director (Presiding)
- Executive Committee
- Compensation, Nominating and Governance Committee (Chair)
- Age 69

Background

John D. Johns was Chairman of DLI North America Inc., the North American regional headquarters for Dai-ichi Life Holdings until his retirement in 2020. Dai-ichi Life is a global life insurance group headquartered in Tokyo, Japan. Its principal U.S. operation is Protective Life Corporation, Birmingham, AL. He served as CEO of Protective from 2002 to 2017 and as Executive Chairman through 2019. Prior to joining Protective in 1993, Mr. Johns was General Counsel of Sonat Inc. (a diversified energy company) and a partner at the law firm, Maynard, Cooper and Gale.

Qualifications

Mr. Johns brings experience in running every aspect of a large life insurance company, including his positions as Chairman and CEO as well as previous experience as COO, CFO, and also as a lawyer in private practice and General Counsel of a large publicly-traded energy company. Mr. Johns also serves as a director of The Southern Company, a utility holding company, and is Chairman of its Compensation and Management Succession Committee. Mr. Johns is also on the board of Regions Financial Corporation, a bank holding company, where he serves as Chair of its Risk Committee. He brings a wealth of diverse experience to our Board as its Presiding Independent Director, and as a member of the Executive Committee, as well as Chair of our Compensation, Nominating, and Governance Committee.



Jean-Jacques Lafont
- Director Since 2020
- Age 61

Background

Jean-Jacques Lafont is the Co-Founder and Executive Chairman of Alliance Automotive Group, an entity that was acquired by the Company in 2017. Prior to his current role as Executive Chairman, Mr. Lafont was Chief Executive Officer of Alliance Automotive Group. Mr. Lafont co-founded Alliance Automotive Group in 1991 and spent 30 years building that business from the ground up. Prior to founding Alliance Automotive Group, Mr. Lafont spent six years working for Hewlett Packard Europe in various management roles.

Qualifications

Mr. Lafont is an industry veteran having spent over thirty years in the automotive aftermarket industry. Mr. Lafont has a deep understanding of the sales, operations, finance, strategic planning, and global sourcing aspects of the automotive aftermarket landscape in Europe and is highly beneficial to the strategic planning function of the Board, especially as it relates to the global automotive business. Mr. Lafont is also Non-Executive Chairman of the Supervisory Board of BME, a leading European building materials, sanitary and plumbing products distributor recently acquired by Blackstone.



Robert C. "Robin" Loudermilk, Jr.
- Director Since 2010
- Independent Director
- Audit Committee
- Age 61

Background

Robert C. "Robin" Loudermilk, Jr. is President and Chief Executive Officer of The Loudermilk Companies, LLC, a real estate management company, a position he has held since January 1, 2012. Previously he served as President of Aaron's Inc., a furniture, electronics and home appliance retailer from 1997 through November 2011 and as Chief Executive Officer of Aaron's Inc. from 2008 through November 2011. He also served in various other positions at Aaron's Inc., including service as the Chief Operating Officer from 1997 until 2008. Mr. Loudermilk also previously served as a director of Aaron's Inc.

Qualifications

Mr. Loudermilk offers extensive knowledge of the real estate industry, as founder and CEO of a real estate management company in Atlanta. He also has over 25 years of experience working with a public company in various positions, including CEO, and over 10 years as an experienced senior executive. Mr. Loudermilk's operational, financial and management expertise and expansive knowledge of a multi-store retail business are a significant contribution to the Board and Audit Committee.



Wendy B. Needham
- Director Since 2003
- Independent Director
- Executive Committee
- Audit Committee (Chair)
- Financial Expert
- Age 68

Background

Wendy B. Needham was Managing Director, Global Automotive Research for Credit Suisse First Boston, an investment banking firm, from August 2000 to June 2003, and a Principal, Automotive Research, for Donaldson, Lufkin and Jenrette from 1994 to 2000. Ms. Needham previously served as a director of Asahi Tec.

Qualifications

Ms. Needham offers extensive knowledge and understanding of the U.S. and international auto industries as a former managing director of global automotive research at a world-wide financial services company. Throughout her career she has analyzed the financial performance and strategies of public companies in the global auto industry and brings this experience to bear as the Chair of the Company's Audit Committee and member of the Executive Committee.



Juliette W. Pryor
- Director Since February 2021
- Independent Director
- Audit Committee (April 2021)
- Age 56

Background

Juliette W. Pryor is General Counsel and Corporate Secretary of Albertsons Companies, a Fortune 100 grocery retailer, which operates over 2,000 stores and includes a network of 22 distribution centers and 20 manufacturing facilities in its operations. Ms. Pryor began in this role in June of 2020 and is responsible for the company's legal, compliance, and government affairs functions. From 2016 to June 2020, Ms. Pryor served as General Counsel and Corporate Secretary for Cox Enterprises, a $20 billion family-owned conglomerate that operates in the communications, media and automotive sectors. Ms. Pryor previously worked at US Foods, Inc., where from 2005-2016 she led the legal, compliance, enterprise risk management, workforce safety, food safety, governance, government affairs and public policy functions. At different points during her tenure at US Foods, Ms. Pryor also held interim lead responsibility for human resources, diversity and inclusion and corporate communications. Before US Foods, Ms. Pryor served as General Counsel for telecom start up e.spire Communications and began her career in private practice with Skadden Arps, advising global clients on complex, international commercial transactions, in the energy, media, and telecom sectors.

Qualifications

Ms. Pryor is a skilled public and private company c-suite executive with 25+ years of business experience. Ms. Pryor has deep experience in the board room of multiple corporations, providing key leadership in IPOs, multi-billion-dollar divestitures and acquisitions, corporate restructurings, and entity transformations. Her knowledge and experience in the legal, compliance, regulatory, audit, human resources, public policy, diversity and inclusion, and corporate governance areas combined with her wealth of expertise in retail, distribution and automotive services make her a valuable addition to our board.



E. Jenner Wood, III
- Director Since 2014
- Independent Director
- Compensation, Nominating and Governance Committee
- Age 69

Background

E. Jenner Wood, III was Corporate Executive Vice President of SunTrust Banks, Inc. until his retirement in December of 2016. He was Chairman, President and Chief Executive Officer of the Atlanta Division of SunTrust Bank from April 2014 to October 2015 and served as a Corporate Executive Vice President of SunTrust Banks, Inc. from 2005 through his retirement in December of 2016. Mr. Wood served as Chairman, President and Chief Executive Officer of the Georgia/North Florida Division of SunTrust Bank from 2013 through March 2014 and as Chairman, President and Chief Executive Officer of the Atlanta/Georgia Division of SunTrust Bank from 2010 to 2013. Mr. Wood previously served as President, Chairman and Chief Executive Officer of SunTrust Bank Group from 2002 to 2010. Mr. Wood is a member of the Board of Directors and Audit Committee of The Southern Company and also serves as lead independent director of Oxford Industries and also is a member of its Nominating, Compensation, and Governance Committee. Mr. Wood also serves as the Chairman of the Robert W. Woodruff Foundation, the Joseph B. Whitehead Foundation, the Lettie Pate Evans Foundation and the Jesse Parker Williams Foundation, and also serves as a Trustee of the Sartain Lanier Family Foundation and Emory University.

Qualifications

Mr. Wood's professional career includes over 20 years in executive management positions with SunTrust Banks, Inc. and its various affiliates and 40 years of experience in the areas of banking and investment management generally. Mr. Wood has served as a director on the Board of Southern Company since 2012, currently serves on its Audit Committee, and serves as the lead independent director at Oxford Industries, Inc. and also sits on its Nominating, Compensation, and Governance Committee. Mr. Wood's insights with respect to financial issues and the financial services industry, including the retail and business aspects of banking operations, together with his extensive experience on the boards of directors and committees of public and private companies, make him a valuable asset to our Board and our Compensation, Nominating, and Governance Committee.

Board Matrix

EXPERIENCE	Camp	Cox	Donahue	Fayard	Hardin	Holder	Hyland	Johns	Lafont	Loudermilk	Needham	Pryor	Wood
Finance/Accounting	●			●	●		●				●		●
Distribution/Supply Chain	●		●						●			●	
Automotive		●	●						●			●	
Government/Regulatory	●	●			●		●	●				●	●
Legal	●				●			●				●	
CEO/Leadership	●	●	●	●	●	●	●	●	●	●			●
Technology		●											
International			●	●					●			●	
Public Co. Board(s)	●		●	●		●	●	●					●
Independent	●	●		●	●	●	●	●		●	●	●	●

TENURE/AGE/GENDER/DIVERSITY	Camp	Cox	Donahue	Fayard	Hardin	Holder	Hyland	Johns	Lafont	Loudermilk	Needham	Pryor	Wood
Years on the Board	6	1	9	7	4	10	6	19	1	11	18	0	7
Age	68	52	63	68	63	65	59	68	60	60	67	56	68
Gender	F	M	M	M	M	M	F	M	M	M	F	F	M
Gender/Race/Ethnicity/Nationality	●	●					●		●		●	●	



4 of 13
Female



6 of 13
Director Nominees are Diverse



62 years
Average Age



11 of 13
Independent



7.5 years
Average Tenure

CORPORATE GOVERNANCE

Independent Directors

The Company's common stock is listed on the New York Stock Exchange under the symbol "GPC." The NYSE requires that a majority of the directors, and all of the members of certain committees of the board of directors be "independent directors," as defined in the NYSE corporate governance standards. Generally, a director does not qualify as an independent director if the director (or in some cases, members of the director's immediate family) has, or in the past three years has had, certain material relationships or affiliations with the Company, its external or internal auditors, or other companies that do business with the Company. The Board has affirmatively determined that eleven of the thirteen director nominees have no direct or indirect material relationships with the Company that would impair their indpendence and therefore are independent directors according to the NYSE rules and the Company's Corporate Governance Guidelines and an analysis of all facts specific to each director.

The independent directors and nominees are: Elizabeth W. Camp, Richard Cox, Jr., Gary P. Fayard, P. Russell Hardin, John R. Holder, Donna W. Hyland, John D. Johns, Robert C. "Robin" Loudermilk, Wendy B. Needham, Juliette W. Pryor, and E. Jenner Wood.

Corporate Governance Guidelines and Committee Charters

The Board of Directors has adopted Corporate Governance Guidelines that give effect to the NYSE's requirements related to corporate governance and various other corporate governance matters. The Company's Corporate Governance Guidelines, as well as the charters of the Compensation, Nominating and Governance Committee and the Audit Committee, are available on the Company's website at www.genpt.com.

Non-Management Director Meetings and Presiding Independent Director

Pursuant to the Company's Corporate Governance Guidelines, the Company's non-management directors meet separately from the other directors in scheduled executive sessions at least four times annually and at such other times as may be scheduled by the Chairman of the Board or by the Presiding Independent Director or as may be requested by any non-management director.

The independent directors serving on the Company's Board of Directors appointed John D. Johns to serve as the Board's Presiding Independent Director in April of 2020, and he has served in this role since April of 2017. As the Presiding Independent Director, Mr. Johns presides at all meetings of non-management and independent directors and serves as a liaison between the Chief Executive Officer and the non-management and independent directors. During 2020, the independent directors held six meetings without management present. Mr. Johns presided over all of these meetings.

Board Leadership Structure

The Company's Corporate Governance Guidelines allow the independent directors flexibility to split up or combine the roles of Chairman and CEO. The directors annually review the Board's leadership structure to determine the structure that is in the best interests of the Company and its shareholders. In April of 2019, the Board appointed Mr. Donahue, the Company's Chief Executive Officer to serve as Chairman of the Board. In his position as CEO, Mr. Donahue has primary responsibility for the day-to-day operations of the Company and provides consistent leadership on the Company's key strategic objectives. In his role as Chairman of the Board, he sets the strategic priorities for the Board (with input from the Presiding Independent Director), presides over its meetings and communicates its strategic findings and guidance to management. The Board believes that the combination of these two roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy. The Board believes that this leadership structure — a combined Chairman of the Board and Chief Executive Officer — is the most effective structure for the Company at this time and is instrumental in unifying the Company's strategy behind a single vision. In addition, the deep involvement of the CEO in every aspect of the business allows him the opportunity to identify risks the Company may be facing and, in his role as Chairman, is able to facilitate the Board's oversight of such risks. The Board believes that this leadership structure is currently the most effective structure for the Company and is in the best interests of its shareholders.

As noted earlier, the independent directors have appointed a Presiding Independent Director, which provides balance to the Board's structure. With a supermajority of independent directors, an Audit Committee and a Compensation, Nominating and Governance Committee each composed entirely of independent directors, and a Presiding Independent Director to oversee all meetings of the non-management directors, the Company's Board of Directors is comfortable that its current leadership structure provides for an appropriate balance that best serves the Company and its shareholders. The Board of Directors periodically reviews its leadership structure to ensure that it remains the optimal structure for the Company.

Director Nominating Process

Shareholders may recommend a director nominee by writing to the Corporate Secretary specifying the nominee's name and the other required information as set forth in the Company's By-laws. The By-laws require, among other things, that the shareholder making the nomination: (1) notify us in writing no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting; (2) include certain information about the nominee, including his or her name, occupation and Company share ownership; (3) include certain information about the shareholder proponent and the beneficial owner, if any on whose behalf the nomination is made, including such person or entity's name, address, Company share ownership and certain other information regarding the relationship between the shareholder and beneficial owner, if applicable, and any derivative or hedging positions in Company securities; and (4) update the required information as of the record date and after any subsequent change. The notice must comply with all requirements of the By-laws and, if the nomination is to be included in next year's proxy statement, the requirements of Exchange Act Rule 14a-18 and must be timely received by the Corporate Secretary at Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339.

The Company's By-laws provide that whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting of shareholders, subject to certain requirements, a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years can require the Company to include in its proxy materials for such annual meeting director nominations for up to the greater of (i) 20% of the number of directors up for election, rounding down to nearest whole number, or (ii) two directors. Shareholder requests to include shareholder nominees in the Company's proxy materials for the 2022 annual meeting of shareholders must be received by the Corporate Secretary no earlier than October 3, 2021 and no later than November 2, 2021 and must satisfy the requirements specified in the Company's By-laws.

The Company's Board of Directors has established the following process for the identification and selection of candidates for director. The Compensation, Nominating and Governance Committee, in consultation with the Chairman of the Board, annually reviews the appropriate experience, skills, background and characteristics required of Board members in the context of the current membership of the Board to determine whether the Board would better be enhanced by the addition of one or more directors. This review includes, among other relevant factors in the context of the perceived needs of the Board at that time, issues of experience, reputation, background, judgment, diversity and skills. With regard to diversity, the Board and the Compensation, Nominating and Governance Committee believe that sound governance of the Company in an increasingly complex international marketplace requires a wide range of viewpoints. As a result, to ensure the Board benefits from diverse perspectives, in any formal search for board candidates the Board shall consider candidates who reflect diverse backgrounds, including diversity of gender and race and/or ethnicity, and in cases where a search firm is retained by the Committee, the Committee will direct the search firm to include in its initial slate of candidates qualified candidates who reflect diverse backgrounds, including diversity of gender and race and/or ethnicity.

If the Compensation, Nominating and Governance Committee determines that adding a new director is advisable, the Committee initiates a search, working with other directors, management and, if it deems appropriate or necessary, a search firm retained to assist in the search. If a search firm is retained, the Committee will require that the slate of candidates presented must include gender and racially/ethnically diverse candidates. The Compensation, Nominating and Governance Committee considers all appropriate candidates proposed by management, directors and shareholders. Information regarding potential candidates is presented to the Compensation, Nominating and Governance Committee, and the Committee evaluates the candidates based

on the needs of the Board at that time. Potential candidates are evaluated according to the same criteria, regardless of whether the candidate was recommended by shareholders, the Compensation, Nominating and Governance Committee, another director, Company management, a search firm or another third party. The Compensation, Nominating and Governance Committee then submits any recommended candidate(s) to the full Board of Directors for approval and recommendation to the shareholders for approval at the Company's annual meeting of shareholders.

On February 15, 2021, the Board increased the number of directorships of the full Board to thirteen and appointed Juliette W. Pryor to fill the newly-created directorship. Ms. Pryor was recommended to the Board and the Compensation, Nominating and Governance Committee as a director candidate by a search firm that was engaged by the Board to help identify qualified candidates. Ms. Pryor's candidacy to serve as a director was thoroughly reviewed in accordance with the process described above for evaluating candidates to serve on the Company's Board of Directors. Based on, among other factors, Ms. Pryor's background and qualifications as discussed above, the Compensation, Nominating and Governance Committee and the Board believe she would be a great value-add to the Board.

The Company's Board of Directors is composed of individuals with diverse experience at policy-making levels in a variety of businesses, as well as in non-profit organizations, in areas that are relevant to the Company's activities. The Board views diversity broadly to include, among other things, differences in backgrounds, qualifications, experiences, viewpoint, geographic location, education, skills and expertise, professional and industry experience, and personal characteristics, including age, gender identity, ethnicity, nationality, race, and sexual orientation. The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions. Each director was nominated on the basis of the unique experience, background, qualifications, attributes and skills that he or she brings to the Board, as well as how those factors blend with those of the others on the Board as a whole.

Talent Development and Succession Planning

Developing our people and sustaining our culture are important priorities for our Company. We promote a diverse, inclusive, and innovative culture that encourages and embraces change, diverse ideas, and perspectives. To support these priorities, training, talent development and succession planning is discussed regularly by management and the Compensation, Nominating, and Governance Committee. This Committee oversees the development and implementation of succession plans for the senior management team. The process includes the CEO, President, and Executive Vice President and Chief Human Resources Officer undertaking a full review of performance and development of senior leaders across the organization, and they then present and discuss with the Compensation, Nominating, and Governance Committee their evaluations and recommendations for senior management development and succession on a regular basis. The Compensation, Nominating and Governance Committee also assists the Board with oversight of CEO succession planning. The CEO, President, and the Executive Vice President and Chief Human Resources Officer regularly update the Compensation, Nominating, and Governance Committee on plans for CEO succession, and the topic is discussed regularly during the executive session of Compensation, Nominating, and Governance Committee meetings. While internal candidates are always being trained and developed for potential succession into the CEO role, it is the Company and the Board's policy, that if an external search firm is ever used for assistance with CEO succession planning, the Committee and/or Board will instruct the search firm to include in its initial slate of candidates qualified people who reflect diverse backgrounds, including diversity of gender and race and/or ethnicity.

Communications with the Board

The Company's Corporate Governance Guidelines provide for a process by which shareholders or other interested parties may communicate with the Board, a Board committee, the presiding independent director, the non-management directors as a group, or individual directors. Shareholders or other interested parties who wish to communicate with the Board, a Board committee or any such other individual director or directors may do so by sending written communications addressed to the Board of Directors, a Board committee or such individual director or directors, c/o Corporate Secretary, Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339. This information is also available on the Company's website at www.genpt.com. All communications will be compiled by the Secretary of the Company and forwarded to the members of the Board

to whom the communication is directed or, if the communication is not directed to any particular member(s) of the Board, the communication shall be forwarded to all members of the Board of Directors.

Annual Performance Evaluations

The Board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and Board effectiveness. The Company's Corporate Governance Guidelines provide that the Board of Directors shall conduct an annual evaluation to determine, among other matters, whether the Board and the Committees are functioning effectively. The Compensation, Nominating and Governance Committee is responsible for overseeing this self-evaluation process. The Audit Committee and the Compensation, Nominating and Governance Committee are also required to each conduct an annual self-evaluation. Through the performance evaluations, directors review the Board's and Committees' performances, including areas where the Board and Committees feel they function effectively, and importantly, areas where the Board and Committees believe they can improve. Evaluation results requiring additional consideration are addressed at subsequent Board and Committee meetings.

The Board, Audit Committee, and Compensation, Nominating and Governance Committee each conducted an annual self-evaluation process during 2020, and feedback from the process was reported to and discussed by the Board. Changes to processes and procedures of the Board and Committees based on such feedback are continuously being implemented and are monitored in future evaluations.

Board Oversight of Risk

The Company's Board of Directors recognizes that, although risk management is primarily the responsibility of the Company's management team, the Board plays a critical role in the oversight of risk. The Board believes that an important part of its responsibilities is to assess the major risks the Company faces and review the Company's options for monitoring and controlling these risks. The Board assumes responsibility for the Company's overall risk assessment.

The Board as a whole examines specific business risks in its regular reviews of the individual business units and also on a Company-wide basis as part of its regular strategic reviews. In addition to periodic reports from two committees (discussed below) about risks, the Board receives presentations throughout the year from various business units and management that include discussion of significant risks specific to such business unit as necessary. Periodically, at Board meetings, management discusses matters of particular importance or concern, including any significant areas of risk requiring Board attention.

The Audit Committee has specific responsibility for oversight of risks associated with financial accounting and audits, internal control over financial reporting, and information technology/cyber security risk. The Audit Committee monitors and reviews applicable enterprise risks identified as part of the Company's enterprise risk management program, including the Company's risk assessment and management policies, the Company's major financial risk exposure and cyber and information security exposure and the steps taken by management to monitor and mitigate such exposure. The Audit Committee receives updates at every Committee meeting specific to the Company's cyber security program and IT security risk, including descriptions of mititgation and incident response plans and overviews of awareness and training programs. The Board receives periodic updates from the Audit Committee Chair on cyber security and IT security risk and mitigation strategies and also receives periodic updates directly from the Chief Information Officer and Chief Information Security Officer.

The Compensation, Nominating and Governance Committee oversees the risks relating to the Company's compensation policies and practices as well as management development and leadership succession in the Company's various business units.

The Compensation, Nominating and Governance Committee annually reviews with management the design and operation of the Company's incentive compensation arrangements for all employees, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the Company. In advance of such review, the Company identifies internal and external factors that comprise the Company's primary business risks, and management compiles an inventory of incentive compensation arrangements, which are then summarized for the Compensation, Nominating and Governance Committee and reviewed for the purpose of identifying any aspects of such programs that might encourage behaviors that could exacerbate the identified business risks.

In conducting this assessment for 2020, the Compensation, Nominating and Governance Committee considered the performance objectives and target levels used in connection with these incentive awards and also the features of the Company's compensation program that are designed to mitigate compensation-related risk. Based on such assessment, the Compensation, Nominating and Governance Committee concluded that the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Code of Conduct and Ethics

The Board of Directors has adopted a Code of Conduct for Employees, Contract and/or Temporary Workers, and Directors and a Code of Conduct for Senior Financial Officers, both of which are available on the Company's website at www.genpt.com. These Codes of Conduct comply with NYSE and Securities and Exchange Commission (the "SEC") requirements, including procedures for the confidential, anonymous submission by employees or others of any complaints or concerns about the Company or its accounting, internal accounting controls or auditing matters. The Company will post any amendments to or waivers from the Code of Conduct (to the extent applicable to the Company's executive officers and directors) on its website.

Anti-Hedging Policy

Pursuant to our Insider Trading Policy, our directors, officers and employees are prohibited from purchasing financial instruments, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company common stock, such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts and exchange funds.

Environmental & Social Responsibility

The Company is committed to operating all aspects of its business with integrity, contributing to our local communities in a multitude of ways, promoting a culture of diversity and inclusion, and using our natural resources thoughtfully and responsibly. These and other environmental, social and governance ("ESG") matters are core to how we run our business and align closely with our corporate values. The Compensation, Nominating, and Governance Committee has primary responsibility for oversight of ESG matters. This oversight includes reviewing and making recommendations to the Board regarding our environmental, social and governance practices and policies. The CNG Committee receives regular reports from management on ESG engagements with shareholders and related investor feedback, as well as information on recent developments with respect to ESG matters. As appropriate, the full Board receives a report on our sustainability strategy and activities, including a discussion of our ESG communications and disclosures as well as our annual Sustainability Report. Our Sustainability Report, most recently published on September 30, 2020 on the investor page of our website, genpt.com/investors, describes key corporate social responsibility and sustainability issues relevant to the Company, our initiatives related to those issues, and our progress with respect to those initiatives. In 2020, in response to feedback from investors and other stakeholders, the Company made several enhancements to our Sustainability Report, including specifically addressing key human capital management disclosures and incorporating information from the relevant standard from the Sustainability Accounting Standards Board into all of our sustainability disclosures. In 2020 we also published our Human Rights Policy on genpt.com. The policy communicates our commitment to upholding human rights in every way and in every location we do business. We invite you to review these recent publications on genpt.com/investors.

Shareholder Engagement

We approach shareholder engagement as an integrated, year-round process. We actively solicit shareholder feedback on all aspects of our business and incorporate shareholder perspectives into our discussions and decision-making.

Our response to substantial support for a shareholder proposal last year is reflective of our approach to shareholder engagement. In response to the overwhelming support for a shareholder proposal seeking additional disclosure concerning the Company's human capital risks and opportunities, we reached out to our top 25 shareholders to get their feedback on guidance on how to respond. We ultimately engaged with holders of over 30% of our outstanding shares to get their detailed feedback on what types of human capital management

disclosure would be most valuable to them. In response to the shareholder proposal and subsequent engagements, we have enhanced our disclosures in this area. For example, our 2020 Sustainability Report, available at www.genpt.com, utilizes the Sustainability Accounting Standards Board Framework for Multiline and Specialty Retailers and Distributors. That report also offers extensive discussion of a number of important human capital management topics raised during shareholder engagements, including talent management, training and development, employee engagement, employee safety, and diversity and inclusion. In the coming year, we expect to engage with our shareholders on this topic further, to get their feedback on our existing disclosure and identify other opportunities to enhance our disclosures on human capital management topics.

We also used our discussions with shareholders to address other topics of interest, particularly other ESG-specific issues in which these holders are interested. Feedback on corporate governance, executive compensation, and environmental and social responsibility practices has been an important input into Board discussions, and influenced many discussions and decisions in the past year.

Our Board values the input and feedback we receive from our shareholders through all channels, including engagements with members of our Board and/or leadership team, and we expect even more engagement with our shareholders on these and other ESG topics in the future.

Board Attendance

The Company's Corporate Governance Guidelines provide that all directors are expected to attend all meetings of the Board and committees on which they serve and are also expected to attend the Annual Meeting of Shareholders. During 2020, the Board of Directors held nine meetings. Two directors missed one meeting each; otherwise, all of the directors attended all of the Board of Director meetings. All committee members attended all of the committee meetings on which they served. All of the Company's directors attended the Company's 2020 Annual Meeting.

Board Committees

The Board presently has three standing committees. Information regarding the functions of the Board's committees, their present membership and the number of meetings held by each committee during 2020 is set forth below:

Audit Committee. The Audit Committee's main role is to assist the Board of Directors with oversight of (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of the Company's internal audit function and independent auditors. As part of its duties, the Audit Committee assists in the oversight of (a) management's assessment of, and reporting on, the effectiveness of internal control over financial reporting, (b) the independent auditor's integrated audit, which includes expressing an opinion on the conformity of the Company's audited financial statements with United States generally accepted accounting principles, (c) the independent auditor's audit of the Company's internal control over financial reporting which includes expressing an opinion on the effectiveness of the Company's internal control over financial reporting, (d) the Company's risk assessment and risk management, and (e) the Company's cyber security program. (See "Board Oversight of Risk" above.) The Audit Committee oversees the Company's accounting and financial reporting process and has the authority and responsibility for the appointment, retention and oversight of the Company's independent auditors, including pre-approval of all audit and non-audit services to be performed by the independent auditors. The Audit Committee annually reviews and approves the firm to be engaged as independent auditors for the Company for the next fiscal year, reviews with the independent auditors the plan and results of the audit engagement, reviews the scope and results of the Company's procedures for internal auditing and monitors the design and maintenance of the Company's internal accounting controls. Additionally, as noted above, the Audit Committee oversees the Company's cyber security program and receives updates on IT/cyber risk and mitigation initiatives including incident response plans and awareness and training at every Audit Committee meeting. The Audit Committee Report appears later in this proxy statement. The charter of the Audit Committee is available on the Company's website at www.genpt.com.

The current members of the Audit Committee are Wendy B. Needham (Chair), Elizabeth W. Camp, Richard Cox, Jr., Gary P. Fayard, Donna W. Hyland, and Robert C. Loudermilk, Jr. All members of the Audit Committee are independent of the Company and management, as required by the NYSE listing standards and SEC requirements.

The Board has determined that all members of the Audit Committee meet the financial literacy requirements of the NYSE corporate governance listing standards. During 2020, the Audit Committee held six meetings.

The Board of Directors has determined that Ms. Camp, Mr. Fayard, Ms. Hyland, and Ms. Needham meet the requirements adopted by the SEC for qualification as an "audit committee financial expert." Ms. Camp currently oversees all aspects of business as President and CEO of a private investment and commercial real estate management company. She also has previous experience in accounting, tax, and legal matters as a tax attorney as well as extensive finance and accounting experience as a director for over 10 years of Synovus, serving as former chair of its Audit Committee. Mr. Fayard retired in 2014 as CFO of The Coca-Cola Company, where he held various financial leadership positions since joining the company in 1994. Previous to his role at Coca-Cola, he was a partner at a major public accounting firm. Mr. Fayard brings a wealth of financial, accounting, and auditing knowledge from his finance roles at Coca-Cola. Mr. Fayard also has served as director and audit committee member on numerous for-profit and not-for-profit boards, giving him direct exposure to the finance and accounting of a wide variety of businesses and industries. Ms. Hyland currently acts as the President and CEO of Children's Healthcare of Atlanta and oversees all functions of the hospital, including its finances. As former CFO of the organization, Ms. Hyland gained significant experience with the details of the finance and accounting areas of the business. Her professional experience as well as her directorship at Cousins Properties and chair of Cousins' Audit Committee, as well as memberships on many non-profit boards exposed her to a broad spectrum of finance and accounting issues in a variety of businesses and industries. Ms. Needham was formerly Managing Director, Global Automotive Research for Credit Suisse First Boston from August 2000 to June 2003. Prior to that, Ms. Needham was a Principal, Automotive Research for Donaldson, Lufkin & Jenrette for six years. In both of these positions, Ms. Needham actively reviewed financial statements and prepared various financial analyses and evaluations of such financial statements and related business operations.

Compensation, Nominating and Governance Committee.   The Compensation, Nominating and Governance Committee is responsible for (1) determining and evaluating the compensation of the Chief Executive Officer and other executive officers and key employees and approving and monitoring our executive compensation plans, policies, and programs, (2) identifying and evaluating potential nominees for election to the Board and recommending candidates for consideration by the Board and shareholders, (3) developing and recommending to the Board a set of Corporate Governance Guidelines, as well as periodically reevaluating those Corporate Governance Guidelines, (4) overseeing and guiding the strategy of the Company's environmental, social, and governance initiatives, including oversight of the corporate culture and the Company's diversity and inclusion initiatives, (5) overseeing the evaluation of the Board of Directors and management, and (6) developing and advising on succession planning for key executive roles within the Company, including the CEO role. The Committee also periodically reviews and evaluates the risk involved in the Company's compensation policies and practices and the relationship of such policies and practices to the Company's overall risk and management of that risk. The Committee has and may exercise the authority of the Board of Directors as specified by the Board and to the extent permitted under the Georgia Business Corporation Code, and the Committee has the authority to delegate its duties and responsibilities to subcommittees as it deems necessary and advisable. A brief description of the Committee's policy regarding director candidates nominated by shareholders appears in "Director Nominating Process" above, and a full version can be found in the Company's By-Laws.

For 2020, the Committee independently retained a compensation consultant, Meridian Compensation Partners, LLC, to assist it in its review of executive compensation practices, including the competitiveness of pay levels, design issues, market trends and technical considerations.

During the year, Meridian assisted the Committee with the development of competitive market data for executives and a related assessment of the Company's executive compensation levels, a risk assessment of the Company's incentive compensation, and also provided legislative and regulatory updates and guidance regarding reporting of executive compensation under the SEC's proxy disclosure rules. Meridian also assisted the Committee in adjusting its compensation program to account for the uncertainty of COVID-19. Our Chief Executive Officer, with input from our Executive Vice President and Chief Human Resources Officer and Meridian, recommended to the Committee base salary, target bonus levels, actual bonus payouts and long-term incentive grants for our senior executives. The Committee considered, discussed, modified as appropriate, and took action on such proposals. The Committee has agreed that Meridian will play a similar role for 2021.

The Compensation, Nominating and Governance Committee annually considers whether the work of any compensation consultant raised any conflict of interest. For 2020, the Committee considered various factors, including the six factors mandated by SEC rules, and determined that with respect to executive and director compensation-related matters, no conflict of interest was raised by the work of Meridian. The Committee also considers the six independence factors mandated by SEC rules before engaging any other compensation advisers.

The current members of the Compensation, Nominating and Governance Committee are John D. Johns (Chair), P. Russell Hardin, John R. Holder, and E. Jenner Wood. All members of the Compensation, Nominating and Governance Committee are independent of the Company and management, as required by the NYSE listing standards and the SEC. During 2020, the Compensation, Nominating and Governance Committee held six meetings. The charter of the Compensation, Nominating and Governance Committee is available on the Company's website at www.genpt.com.

Executive Committee. The Executive Committee is authorized, to the extent permitted by law, to act on behalf of the Board of Directors on all matters that may arise between regular meetings of the Board upon which the Board of Directors would be authorized to act. The current members of the Executive Committee are Paul D. Donahue (Chair), John D. Johns and Wendy B. Needham. During 2020, this committee held four meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of February 22, 2021, as to all persons or groups known to the Company to be beneficial owners of more than five percent of the outstanding common stock of the Company.

Title of Class	Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Common Stock, $1.00 par value	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	16,465,371[1]	11.9%
Common Stock, $1.00 par value	Blackrock, Inc. 55 East 52nd Street New York, NY 10055	12,452,550[2]	8.6%
Common Stock, $1.00 par value	State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	8,043,539[3]	5.6%

(1) This information is based upon information included in a Schedule 13G/A filed on February 10, 2021 by The Vanguard Group. The Vanguard Group reports shared voting power with respect to 242,073 shares, sole dispositive power with respect to 15,821,567 shares and shared dispositive power with respect to 643,084 shares.

(2) This information is based upon information included in a Schedule 13G/A filed on January 29, 2021 by Blackrock, Inc. Blackrock, Inc. reports sole voting power with respect to 11,023,557 shares and sole dispositive power with respect to all 12,452,550 shares. According to the filing, the reported shares are held by Blackrock, Inc. through subsidiaries.

(3) This information is based upon information included in a Schedule 13G filed on February 10, 2021 by State Street Corporation. State Street Corporation reports shared voting power with respect to 7,380,377 and shared dispositive power with respect to 8,033,470 shares. According to the filing, the reported shares are held by State Street Corporation through subsidiaries.

SECURITY OWNERSHIP OF MANAGEMENT

Based on information provided to the Company by the named persons, set forth in the table below is information regarding the beneficial ownership of common stock of the Company held by the Company's directors and nominees for director, the named executive officers (as defined in "Executive Compensation" below) and all directors, nominees for director and executive officers of the Company as a group as of February 22, 2021:

Director/Nominee/Executive Officer	Shares of Common Stock Beneficially Owned[1]	Percentage of Common Stock Outstanding
Randy P. Breaux	9,972[2]	*
Elizabeth W. Camp	11,701[3]	*
Richard Cox, Jr.	3,657[4]	*
Paul D. Donahue	147,584[5]	*
Gary P. Fayard	21,070[6]	*
P. Russell Hardin	9,992[7]	*
Kevin E. Herron	26,478[8]	*
John R. Holder	32,871[9]	*
Donna W. Hyland	16,122[10]	*
John D. Johns	51,142[11]	*
Jean-Jacques Lafont	9,953[12]	*
Robin C. Loudermilk	44,322[13]	*
Wendy B. Needham	23,906[14]	*
James R. Neill	3,127,432[15]	2.2%
Juliette W. Pryor	0[16]	*
E. Jenner Wood	16,872[17]	*
Carol B. Yancey	3,174,202[18]	2.2%
Directors, Nominees, and Executive Officers as a Group (17 persons)	3,621,813[19]	2.5%

* Less than 1%

(1) Information relating to the beneficial ownership of Common Stock by directors and executive officers is based upon information furnished by each such individual using "beneficial ownership" concepts set forth in rules promulgated by the SEC. Except as indicated in other footnotes to this table, directors and executive officers possessed sole voting and investment power with respect to all shares set forth by their names. The table includes, in some instances, shares in which members of a director's or executive officer's immediate family or trusts or foundations established by them have a beneficial interest and as to which the director or executive officer disclaims beneficial ownership.

(2) Includes 7,182 shares subject to stock appreciation rights that are currently exercisable. Does not include 15,501 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Breaux.

(3) Includes 11,201 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement.

(4) Includes 2,547 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 1,110 shares of Common Stock equivalents held in Mr. Cox's stock account under the Directors' Deferred Compensation Plan.

(5) Includes 62,510 shares subject to stock appreciation rights that are currently exercisable and 82,951 shares held in a family trust. Does not include 102,155 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Donahue.

(6) Includes (i) 11,230 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 6,389 shares of Common Stock equivalents held in Mr. Fayard's stock account under the Directors' Deferred Compensation Plan.

(7) Includes (i) 6,635 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 3,357 shares of Common Stock equivalents held in Mr. Hardin's stock account under the Directors' Deferred Compensation Plan.

(8) Includes 14,195 shares subject to stock appreciation rights that are currently exercisable. Does not include 16,342 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Herron.

(9) Includes (i) 11,231 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 7,852 shares of Common Stock equivalents held in Mr. Holder's stock account under the Directors' Deferred Compensation Plan.

(10) Includes (i) 11,201 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 4,921 shares of Common Stock equivalents held in Ms. Hyland's stock account under the Directors' Deferred Compensation Plan.

(11) Includes (i) 11,231 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, (ii) 25,801 shares of Common Stock equivalents held in Mr. Johns' stock account under the Directors' Deferred Compensation Plan, and (iii) 2,053 shares owned by Mr. Johns' spouse, as to which Mr. Johns disclaims beneficial ownership.

(12) Includes 9,953 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement.

(13) Includes (i) 11,231 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, and (ii) 10,833 shares of Common Stock equivalents held in Mr. Loudermilk's stock account under the Directors' Deferred Compensation Plan.

(14) Includes (i) 11,231 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement.

(15) Includes 12,880 shares subject to stock appreciation rights that are currently exercisable. Does not include 14,230 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Mr. Neill. Also includes 2,016,931 shares held in trust for Company employees under the Company's Pension Plan for which Mr. Neill is one of six trustees and 1,088,532 shares held in a benefit fund for Company employees of which Mr. Neill is one of four trustees.

(16) Ms. Pryor joined the board on February 15, 2021.

(17) Includes (i) 11,230 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events, including a termination of service as a director by reason of retirement, (ii) 2,385 shares of Common Stock equivalents held in Mr. Wood's stock account under the Directors' Deferred Compensation Plan, and (iii) 100 shares held in trust for one of Mr. Wood's children to which Mr. Wood disclaims beneficial ownership.

(18) Includes 21,965 shares subject to stock appreciation rights that are currently exercisable. Does not include 37,177 restricted stock units that each represent a right to receive one share of Common Stock on the vesting date, subject to earlier settlement in certain events outside the control of Ms. Yancey. Also includes 2,016,931 shares held in trust for Company employees under the Company's Pension Plan for which Ms. Yancey is one of six trustees and 1,088,532 shares held in a benefit fund for Company employees of which Ms. Yancey is one of four trustees.

(19) Includes (i) 118,732 shares or rights issuable to certain executive officers upon the exercise of stock appreciation rights, (ii) 2,016,931 shares held in trust for Company's employees under the Company's Pension Plan, (iii) 1,088,532 shares held in a benefit fund for Company employees, and (iv) 62,648 shares held as Common Stock equivalents in directors' stock accounts under the Directors' Deferred Compensation Plan.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section, an overview and analysis is provided of our executive compensation programs and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Later in this proxy statement under the heading "Additional Information Regarding Executive Compensation" you will find a series of tables containing specific information about the compensation earned or paid in 2020 to the following individuals, who are referred to as our named executive officers:

- Paul D. Donahue, Chairman & Chief Executive Officer

- Carol B. Yancey, Executive Vice President & Chief Financial Officer

- James R. Neill, Executive Vice President & Chief Human Resources Officer

- Kevin E. Herron, President — U.S. Automotive Parts Group

- Randall P. Breaux, President — Motion Industries

The discussion below is intended to explain the information provided in the detailed compensation tables at the end of this section in order to put that information into context within the Company's overall compensation program.

2020 In Brief

During 2020, the Compensation, Nominating and Governance Committee actions and our pay-for-performance program operated such that actual compensation earned by executives reflected the performance of the Company. Highlights for 2020 are as follows:

Performance

We entered 2020 with plans to execute on our strategic growth initiatives and continue the positive transformation of the Company. By mid-March, circumstances across the globe had changed drastically due to the COVID-19 pandemic. In response, our team moved swiftly to address the health and safety concerns of our employees, customers, suppliers and communities in which we operate. This required effective measures to maintain a safe work environment, among other initiatives, and through the commitment and sacrifice of our 50,000 GPC associates, we operated through the crisis with an unwavering focus on excellent customer service and the utmost level of care and concern for all our stakeholders.

While COVID-19 significantly pressured economic activity and restricted consumer mobility during the year, the Company acted on a number of initiatives to reduce costs and minimize the net impact of the slower sales environment resulting from the pandemic. We are extremely proud of our team for their many accomplishments in a difficult year, highlights of which include:

- Sales excluding divestitures of $16.5 billion, down 5.6% from prior year, or down 2.3% excluding divested operations, and 93% of our target.

- Adjusted pre-tax income of $ 1.0 billion which was 93% of our target.

- Working capital performance improved and was a source of operating cash flow, and was achieved at 150% of our target.

- Total shareholder return was down 2.2% for 2020 and the Company's ten year shareholder return was 10.2%, which is in line with the Company's long term shareholder return target of 10-13% but reflects COVID-19-related challenges that impacted the Company's 2020 performance.

Plan Payouts

As a result of the above and other performance results, 2020 bonus payouts were generally below target. We did not make any adjustments in our incentive plan or to our performance goals as a result of the pandemic.

- Payouts of 2020 annual incentive awards for Messrs. Donahue and Neill and Ms. Yancey were 97% of the total target amount, based on the Company's 2020 adjusted pre-tax profit of $1,038,717,000 or 93% of the target amount, and working capital improvement was 150% of the target amount.

- Payout of Mr. Herron's 2020 annual incentive award was 70% of the total target amount. This award was earned based on the Automotive Part's Group's achievement of 91% pre-tax profit performance, 150% of working capital performance, and the sales goal was not met.

- Payout of Mr. Breaux's 2020 annual incentive award was 60% of the total target amount. This award was earned based on the Industrial Product Group's achievement of 95% pre-tax profit performance, 150% of working capital performance and the sales and inventory goals were not met.

2020 Pay Opportunities

Due to the impact and uncertainty of the COVID-19 pandemic, base salary increases, which are typically effective annually on April 1, were indefinitely postponed except for a base salary increase approved by the Committee for Mr. Neill to recognize his February 15, 2020 promotion to Executive Vice President & Chief Human Resources Officer. Further, in an effort to minimize the impact of COVID-19 on our business and operations, the Committee approved reducing base salaries of our NEOs by 20% for a period of ninety (90) days from April 16, 2020 through July 16, 2020. Following the many actions taken to reduce costs across GPC during the height of the pandemic and the results achieved, the Compensation, Nominating and Governance Committee approved 3%-5% base salary increases effective October 1, 2020 for each of our NEOs.

The Committee typically approves long-term incentive awards to executive officers in March each year, with grants provided in the form of performance-based restricted stock units (PRSUs) and time-based restricted stock units (RSUs). In 2020, the Committee's evaluation of long-term incentive awards occurred at a time of significant uncertainty regarding the potential impact of COVID-19 on the Company, our business results, and our employees. The Committee considered the difficulty of establishing performance goals in the uncertain environment as well as its desire to encourage retention and stability through the pandemic, and as a result approved long-term incentive awards to our executive officers and other participants solely in the form of RSUs, without any performance criteria. The 2020 award values were granted at relatively the same values as the 2019 awards.The RSUs deliver value to executive officers after a three year vesting period. The Committee anticipates granting both PRSUs and RSUs to executive officers in 2021.

Best Practices

Our compensation programs reflect a "best practices" approach to pay and governance:

- ☑ We have no employment contracts or guaranteed severance arrangements with named executive officers other than our "double-trigger" change in control agreements.

- ☑ We have minimum three year vesting for our long-term incentives (PRSUs and RSUs).

- ☑ Our change-in-control severance agreements with the named executive officers do not provide for any excise tax gross ups.

- ☑ Grants of long-term incentives are subject to "double-trigger" vesting upon a change in control.

- ☑ We evaluate the competitiveness of target pay opportunities for base salary, target bonus and long-term incentives as a group relative to the size-adjusted 50th percentile of the market data.

- ☑ A high percentage of our CEO and NEO's compensation is performance-based and/or tied to stock price.

- ☑ Our robust stock ownership guidelines result in our executives being long-term holders of our stock.

- ☑ Our Annual Incentive and Long-Term Incentive programs contain clawback provisions.

- ☑ We have no tax gross-ups for perquisites or benefits other than relocation.

- ☑ We have never re-priced long term incentive awards.

☑ We pay dividend equivalents on performance-based restricted stock units only to the extent such units are earned through performance.

☑ Our insider trading policy prohibits employees, including the named executive officers, from engaging in certain transactions with respect to Company common stock, including short sales, publicly-traded options and hedging transactions (such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts, and exchange funds).

Consideration of Last Year's Advisory Shareholder Vote on Executive Compensation

At the 2020 Annual Meeting of Shareholders, approximately 95% of the shares present and entitled to vote were cast in support of the compensation of the Company's named executive officers, as discussed and disclosed in the 2020 Proxy Statement.

The Board and the Committee considered the strong shareholder support of the compensation paid to our named executive officers evidenced by the results of this advisory vote, and as a result, did not make any specific changes to our executive compensation program for 2021 in response. Future advisory votes on executive compensation will serve as an additional tool to guide the Board and the Committee in evaluating the alignment of the Company's executive compensation program with the interests of the Company and its shareholders.

Compensation Philosophy and Objectives

Our overall goal in compensating executive officers is to attract, retain and motivate key executives of superior ability who are critical to our future success. We believe that short-term and long-term incentive compensation opportunities provided to executive officers should be directly aligned with our performance, and our compensation is structured to ensure that a significant portion of executives' compensation opportunities is directly related to achievement of financial and operational goals and other factors that increase shareholder value.

Our compensation decisions with respect to executive officer salaries, annual incentives, and long-term incentive compensation opportunities are influenced by (a) the executive's level of responsibility and function within the Company, (b) the overall performance and profitability of the Company, (c) our assessment of the competitive marketplace, including other peer companies, and (d) the economic environment. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, annual cash bonus and long-term incentives, including stock-based awards.

We also believe that the best way to directly align the interests of our executives with the interests of our shareholders is to make sure that our executives acquire and retain a significant level of stock ownership throughout their tenure with the Company. Our compensation program pursues this objective in two ways: through our equity-based long-term incentive awards and our stock ownership guidelines for our senior executives, as described in more detail below.

Overview of Executive Compensation Components

The Company's executive compensation program consists of several compensation elements, as described in the table below.

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Base Salary	Core competence in the executive role relative to skills, experience and contributions to the Company	Provide fixed compensation based on competitive market practice	Provide a standard element of competitive market pay

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Annual Cash Incentive	Contributions toward the Company's achievement of specified pre-tax profit and asset management goals, as well as achievement of revenue goals for certain NEOs	• Provide focus on meeting critical annual goals that lead to our long-term success • Provide annual performance-based cash incentive compensation	Motivate achievement of critical annual performance goals
Long-Term Incentives	Performance Restricted Stock Units* (PRSUs): • Sustained pre-tax profitability (determines the number of PRSUs that are earned) • Focus on the Company's stock price performance • Continued employment with the Company during an additional two-year vesting period (three years including the performance year) Restricted Stock Units (RSUs): • Focus on the Company's stock price performance • Continued employment with the Company during a three year vesting period * As noted above, the Committee determined not to grant PRSUs in 2020 due to the COVID-19 pandemic.	The combination of RSUs and PRSUs provides a blended long-term focus on: • Sustained stock price performance • Achievement of pre-tax profitability targets • Executive ownership of our stock • Executive retention in a challenging business environment and competitive labor market	Align executives' interests with those of shareholders and enhance their retention
Retirement Benefits Plans are described in detail later in this proxy statement under the heading "Additional Information Regarding Executive Compensation"	Executives are eligible to participate in employee benefit plans available to all employees as well as: • Tax Deferred Savings Plan: Rewards saving for retirement • Supplemental Retirement Plan (SRP): Provides executive retirement benefits and rewards executives for continued employment	• Tax Deferred Savings Plan: Provide a voluntary tax-deferred retirement savings vehicle for our executive officers • SRP: Provide additional non-qualified retirement benefits for our executive officers based on a formula rewarding tenure with the Company	Provide an opportunity for executives to receive additional non-qualified retirement benefits without the impact of limitations on compensation and contributions applicable to qualified retirement plans under the IRS Code

Pay Element	What the Pay Element is Designed to Reward	Objective of the Pay Element	Why We Choose to Pay Each Element
Welfare Benefits	• Executives participate in medical, health, life insurance and disability plans generally available to our employees • Continuation of welfare benefits may occur as part of severance upon certain terminations of employment	Provide health and welfare benefits to our employees that are competitive within the marketplace	These benefits are part of our broad-based total compensation program
Additional Benefits and Perquisites	• CEO: Corporate aircraft usage for business and personal travel • CEO: Selected club membership Neither item has a tax reimbursement provision	Corporate aircraft use: Accommodate health, security, availability and efficiency concerns Club membership: Facilitate the CEO's role as a Company representative in the community	
Change in Control and Termination Benefits	Continued employment in the event of an actual or threatened change in control. Provides severance benefits if an officer's employment is terminated within two years after a change in control. No excise tax gross-ups are provided	Retain executives and provide continuity of management in the event of an actual or threatened change in control	Maintain a stable executive organization in the face of the uncertainty of an actual or threatened change in control

The use of these programs enables us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term shareholder value and encourages executive recruitment and retention.

2020 Compensation

Pay Philosophy and Competitive Standing

In general, we evaluate the competitiveness of compensation for our executive officers relative to the size-adjusted 50th percentile of market data.

We also design our incentive plans to pay more or less than the target amount when performance is above or below target performance levels. Thus, our plans are designed to result in payouts that are commensurate with the Company's performance for that year or period.

For 2020, with the assistance of the Committee's compensation consultant, Meridian, we reviewed and analyzed competitive market data to be used as background for 2020 pay decisions and to obtain a general understanding of current compensation practices. This data was referenced when targeting the positioning for compensation discussed above. Data sources included public company proxy statements, broad-based, published compensation surveys and a private total compensation database maintained by Aon.

We compared compensation opportunities for our named executive officers with pay opportunities available to executive officers in comparable positions at similar companies (our "Comparison Group"). During 2020 the Comparison Group included companies from industry segments in which we compete: automotive parts,

industrial parts, specialty retail and office products. The Comparison Group companies used in 2020 are shown below. While the companies are either larger or smaller than us, Meridian used various statistical techniques to size-adjust the data to our revenue size. The list of companies below is reevaluated annually to take into account changes in our own operations, our size and our industry. In late 2019 Meridian performed an in-depth review of our Comparison Group, including a review of the industries included and the revenues and margins of potential companies. Following this review, there were no changes to the group for 2020 other than the removal of Essendant Inc. as the result of it being acquired.

Tech Data Corporation	Henry Schein, Inc.
Arrow Electronics, Inc.	AutoZone, Inc.
US Foods Holding Corp.	W.W. Grainger, Inc.
Cummins Inc.	Office Depot, Inc.
Dollar General Corporation	LKQ Corporation
Dollar Tree, Inc.	Advance Auto Parts, Inc.
Eaton Corporation plc	O'Reilly Automotive, Inc.
Lear Corporation	Tenneco Inc.
SYNNEX Corporation	Parker-Hannifin Corporation
Avnet, Inc.	MSC Industrial Direct Co., Inc.
Adient plc	Applied Industrial Technologies, Inc.
CDW Corporation	Kaman Corporation

2020 Base Salary

Our base salary levels reflect a combination of factors, including the pay posture discussed above, the executive's experience and tenure, our overall annual budget for both pay increases and pre-tax profit, the executive's individual performance and changes in responsibility. We review salary levels annually to recognize these factors.

As noted above, due to the impact and uncertainty of the COVID-19 pandemic, base salary increases, which are typically effective annually on April 1, were indefinitely postponed except for a base salary increase approved by the Committee for Mr. Neill to recognize his February 15, 2020 promotion to Executive Vice President & Chief Human Resources Officer.

In an effort to minimize the impact of COVID-19 on our business and operations, the Committee approved reducing base salaries of our NEOs by 20% for a period of ninety (90) days from April 16, 2020 through July 16, 2020. As a result of the many actions taken to reduce costs across GPC during the height of the pandemic and the results achieved, the Compensation, Nominating and Governance Committee approved 3% – 5% base salary increases effective October 1, 2020 for each of our NEOs.

The following aggregate base pay increases became effective during 2020:

Executive	2020 Base Salary Increase
Donahue	3.0%
Yancey	5.0%
Neill	13.3%
Herron	3.0%
Breaux	5.0%

Mr. Donahue, Ms. Yancey, Mr. Herron and Mr. Breaux's base salaries were increased to align them more closely with market data. Mr. Neill's base salary was increased in February 2020 due to his promotion to Executive Vice President and Chief Human Resources Officer and then again in October to more closely align with market data.

2020 Annual Incentive Plan

Our annual incentive plan (the "Annual Incentive Plan") provides our executive officers with an opportunity to earn annual cash bonuses based on our achievement of certain pre-established performance goals. The



Compensation Discussion and Analysis

Compensation, Nominating and Governance Committee sets target bonus opportunities for each named executive officer to be earned based on achievement of such goals. Similar to the process for setting base salaries, we consider a combination of factors in establishing the annual target bonus opportunities for our named executive officers. Target bonus opportunities for 2020 were set as a percentage of each named executive officer's base salary, as follows: Mr. Donahue, 130%; Ms. Yancey, 90%; Mr. Neill, 60%; Mr. Breaux, 85%; and Mr. Herron, 85%.

For 2020, we utilized generally the same performance metrics as in 2019, with an emphasis on adjusted pre-tax profit, together with working capital improvements and, with respect to our named executive officers with specific operational responsibilities, sales and inventory turnover metrics. We set the profit goals for 2020 bonus opportunities at levels that are intended to be challenging yet achievable, and reflect better than average growth within our competitive industry.

The performance goals on which each executive officer's 2020 bonus opportunity is determined vary depending on the individual's role in the Company. Performance criteria and relative weights for 2020 are shown below for each executive. The combination of goals for each executive is intended to have a strong correlation with shareholder value. Goals for Corporate, Automotive and Industrial Products are each set based upon (i) prior year performance by store, branch, and/or distribution center; (ii) the overall economic outlook of the region served by a particular store, branch, and/or distribution center; and (iii) specific market conditions.

Performance Goal	2020 Weight of Goal by Executive		
	Donahue Yancey Neill[1]	Breaux[2]	Herron[3]
Adjusted Pre-tax profit	80%	50%	50%
Sales		30%	30%
Working capital improvement	20%	10%	20%
Inventory Turnover		10%	
Total	100%	100%	100%

(1) For Messrs. Donahue, Neill and Ms. Yancey, the performance goals related to the overall Company.

(2) For Mr. Breaux, the performance goals related to the Industrial Products Group, which consists of Motion Industries, Inc., a wholly owned subsidiary of the Company.

(3) For Mr. Herron, the performance goals related to the U.S. Automotive Parts Group.

The ranges of bonus payout possibilities for the various adjusted pre-tax profit goals and the U.S. Automotive and Industrial Products sales goals are shown below. Straight-line interpolation is used between data points. The 2020 Corporate adjusted pre-tax profit goal was $1,119,230,000, which included the Business Products Group from January 1, 2020 – June 30, 2020.

Adjusted Pre-Tax Profit (Corporate, U.S. Automotive, or Industrial Products) as a % of Performance Goal	% of Target Bonus Earned	Sales as a % of Performance Goal	% of Target Bonus Earned
Below 75%	—%	Below 95%	—%
75%	45%	95%	15%
100%	100%	100%	100%
110% or above	175%	105% or above	150%

Each of the named executive officers was also provided a bonus opportunity based on attainment of a working capital improvement goal, with a goal of various levels of improvement versus the prior year. Bonus opportunity for working capital improvement goals was from 50% of target to 150% of target based on the achievement of various levels of improvement. In addition, for Mr. Breaux, a bonus opportunity was provided for attainment of various levels of an inventory turnover improvement goal.

The 2020 Corporate adjusted pre-tax profit goal was $1,119,230,000 and the Company's actual adjusted 2020 pre-tax profit was $1,038,717,000, representing 93% of the target level set for executive officer incentive bonuses. Corporate working capital improvement performance was improved 17%, representing 150% of the target level set for the executive officer incentive bonuses, resulting in bonus payments equal to 97% of the total target bonus opportunity for Mr. Donahue, Ms. Yancey, and Mr. Neill.

Mr. Herron's 2020 program produced a bonus payment equal to 70% of target based on U.S. Automotive Parts Group performance. The bonus was earned based on the Automotive Parts Group's adjusted pre-tax profit performance, which was 91% of target and sales performance, which was 91% of target. The working capital goal was exceeded.

Mr. Breaux's 2020 program produced a bonus payment equal to 60% of target based on the Industrial Products Group performance. The bonus was partly earned based on the Industrial Products Group's adjusted pre-tax profit performance, which was 95% of target. Mr. Breaux's bonus was also based on the Industrial Products Group's sales which was 93% of target. The inventory goal was not met, but the working capital goal was exceeded.

When calculating the payout figures, formulas were applied strictly. The Committee did not exercise discretion to increase or decrease 2020 bonus payments for the named executive officers.

For additional information about the Annual Incentive Plan, please refer to the "Grants of Plan-Based Awards" table, which shows the threshold, target and maximum bonus amounts payable under the plan for 2020, and the Summary Compensation Table, which shows the actual amount of bonuses paid under the plan to our named executive officers for 2020.

2020 Long-Term Incentives

During 2020, the Compensation, Nominating and Governance Committee granted long-term equity-based incentive compensation to our executive officers in the form of Restricted Stock Units ("RSUs"). RSUs represent the right to receive a number of shares of our common stock after a three year vesting schedule. Dividends declared are accrued and converted into additional shares of stock at the end of the vesting period. These grants align executive performance and achievement with shareholder interests. Typically, the Committee approves long-term incentive awards in the form of performance-based restricted stock units (PRSUs) and time-based restricted stock units (RSUs). However, in 2020 due to significant uncertainty regarding the potential impact of COVID-19 on the Company, our business results, and our employees, the Committee decided not to award PRSUs due to the difficulty of establishing performance goals in the uncertain environment. However, it was important to the Committee to encourage retention and stability through the pandemic; therefore, RSU awards were approved to be granted to our executive officers and other participants, without any performance criteria. The 2020 award values were granted at relatively the same values as the 2019 awards. As noted above, the Committee anticipates granting both PRSUs and RSUs to executive officers in 2021.

The sizes of grants to individual named executive officers were subjectively determined by considering the following factors:

- Competitive market data, defined by the competitive award levels summarized in the annual executive compensation study;
- The officer's responsibility level;
- The officer's specific function within the overall organizational structure;
- The Company's profitability, including consideration of the compensation cost associated with the awards; and
- The number and amount of awards currently held by the executive officer (we continue to review this as part of our administration of stock ownership guidelines discussed below).

Comparison to market data suggests that the value of the 2020 RSUs awarded to our named executive officers was below the median relative to our Comparison Group.

Please refer to the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End" tables and the related footnotes for additional information about long-term stock awards.

Change in Control Arrangements

Severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, the Company has entered into change in control agreements with each of the named executive officers. Information regarding these agreements and the benefits they provide is included in the Post Termination Payments and Benefits section of this Proxy Statement.

The Compensation, Nominating and Governance Committee evaluates the level of severance benefits to each officer on a case-by-case basis, and in general, we consider these severance protections to be an important part of our executives' compensation and consistent with competitive practices.

The potential occurrence of a change in control transaction would create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage our senior executive officers to remain employed with the Company during an important time when their prospects for continued employment are often uncertain, we provide our executive officers with severance benefits if the executive's employment is terminated by the Company without "cause" or by the executive for "good reason" in connection with a change in control. Because a termination by the executive for good reason may be conceptually the same as a termination by the Company without cause, and because in the context of a change in control, potential acquirers would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance, it is appropriate to provide severance benefits in these circumstances.

The change in control agreements do not provide for any tax gross-ups with respect to excise taxes under Internal Revenue Code Section 4999 that may be due on such payments.

Factors Considered in Decisions to Materially Increase or Decrease Compensation

Market data, individual performance, retention needs and internal pay equity have been the primary factors considered in decisions to adjust compensation materially. We do not target any particular weight for base salary, annual bonus and long-term incentive as a percent of total direct compensation. We tend to follow market practice in allocating between the various forms of compensation, but with greater emphasis on performance-based incentive bonus opportunities because doing so results in pay opportunity that is heavily performance-based, as shown below, and results in compensation that is directly aligned with Company performance, is market-competitive and allows us to attract and retain competent executives.

2020 Variable versus Fixed Compensation:

The following charts show the allocation of the CEO and NEOs base salary and short-term and long-term incentive compensation opportunities between fixed and performance-based compensation (at the target levels).



2020 Short-Term versus Long-Term Incentive Compensation:

The following table shows the allocation between each Executive's target short-term and long-term incentive compensation opportunities (each at the target level) as a percentage of each Executive's base salary.

Name	Short-Term Incentive Opportunity	Long-Term Incentive Opportunity
Donahue	130%	248%
Yancey	90%	136%
Neill	60%	82%
Herron	85%	100%
Breaux	85%	95%

Stock Ownership Guidelines

We have adopted stock ownership guidelines for the named executive officers identified above and for other key executives designated by the Compensation, Nominating and Governance Committee. The ownership guidelines are reviewed at least annually by the Compensation, Nominating and Governance Committee, which also has the authority to evaluate whether exceptions should be made for any executive on whom the guidelines would impose a financial hardship. The current guidelines as determined by the Committee include: (i) CEO — ownership equal to seven times prior year's salary; (ii) Named Executive Officers — ownership equal to three times prior year's salary; and (iii) Corporate Senior Vice Presidents and Subsidiary Presidents — ownership equal to one times the prior year's salary.

The covered executives have a period of five years in which to satisfy the guidelines from the date of appointment to a qualifying position. Shares counted toward this requirement will be based on shares beneficially owned by such executive (as beneficial ownership is defined by the SEC's rules and regulations) including PRSUs, but excluding unexercised options and measured against the average year-end stock price for the preceding three fiscal years. The guidelines also call for the covered executive to retain 50% of the net shares obtained through the exercise of options or when a restricted stock award vests for at least six months. The covered executives are encouraged to retain stock ownership per the guidelines for a period of six months following the date of retirement.

Clawback Provisions

The Company has clawback provisions in its Annual Incentive Plan and its Long Term Incentive program. If at any time after payment of an executive's bonus or after performance units are earned, the Company and its auditors determine that it was calculated on financial results that subsequently were restated or were otherwise based on incorrect data, the executive may be required to repay or relinquish the unearned portion to the Company upon notice from the Company. Outside of the U.S., clawback provisions are subject to local law.

Impact of Accounting and Tax Treatments of Compensation

The accounting and tax treatment of compensation generally has not been a material factor in determining the amounts of compensation for our executive officers. However, the Committee and management have considered the accounting and tax impact of various program designs to balance the potential cost to the Company with the benefit/value to the executive.

Code 162(m) places a limit of $1 million on the amount of compensation that a company may deduct in any year with respect to certain executive officers. It is the Committee's intent to maximize deductibility of executive compensation while retaining discretion needed to compensate executives in a manner commensurate with performance and the competitive landscape for executive talent. The 2015 Incentive Plan was approved by shareholders and permits the award of stock options, SARs and other performance-based equity awards that were intended to be fully deductible as "performance based" compensation under Code Section 162(m). The exemption from Code Section 162(m)'s deduction limit for performance-based compensation, however, was repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our

covered executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Role of Executive Officers in Determining Compensation

Our Chief Executive Officer, with input from our Executive Vice President and Chief Human Resources Officer, and President recommend to the Compensation, Nominating, and Governance Committee base salary, target bonus levels, actual bonus payouts and long-term incentive grants for our senior officer group (other than themselves). Mr. Donahue makes these recommendations to the Committee based on data and analysis provided by our independent compensation consultant and qualitative judgments regarding individual performance. Mr. Donahue is not involved with any aspect of determining his own compensation.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

2020 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Paul D. Donahue	2020	1,125,000	2,999,937	1,531,095	2,710,577	156,999	8,523,608
Chairman & Chief	2019	1,162,375	2,999,939	1,549,740	2,365,498	92,396	8,169,948
Executive Officer	2018	1,083,750	1,800,204	1,512,597	830,499	73,279	5,300,329
Carol B. Yancey	2020	673,750	999,955	643,878	1,182,439	14,250	3,514,272
Executive Vice President &	2019	681,950	999,980	639,173	1,133,627	14,000	3,468,730
Chief Financial Officer	2018	562,500	784,375	661,100	124,139	13,750	2,145,864
James R. Neill	2020	443,360	399,996	285,292	423,499	14,250	1,566,397
Executive Vice President &	2019	424,150	359,109	262,568	432,367	14,000	1,492,194
Chief Human Resources Officer	2018	345,125	299,295	313,414	103,600	13,750	1,075,184
Kevin E. Herron	2020	491,250	514,975	307,563	788,017	14,250	2,116,055
President — U.S. Automotive Parts Group	2019	500.000	500.241	457.712	621.006	14.000	2.092.959
Randall P. Breaux	2020	448,125	449,987	239,012	514,123	14,250	1,665,497
President — Motion Industries	2019	450,000	450,016	390,939	389,314	14,000	1,694,269

(1) Represents the aggregate grant date fair value of awards determined in accordance with FASB ASC Topic 718. Grant date fair value for restricted stock units ("RSUs") reflected in the Stock Awards column is based on the grant date fair value of the underlying shares. Grant date fair value for performance-based restricted stock units ("PRSUs") reflected in the Stock Awards column is based on the grant date fair value of the underlying shares and the probable outcome of performance-based vesting conditions, excluding the effect of estimated forfeitures.

(2) Reflects the value of cash incentive bonuses earned under our Annual Incentive Plan.

(3) Reflects the increase during 2020 in actuarial present values of each executive officer's accumulated benefits under our Pension Plan and our Supplemental Retirement Plan.

(4) Amounts reflected in this column for 2020 include 401(k) matching contributions in the amount of $14,250 for each named executive officer. The amount shown for Mr. Donahue also includes his personal use of the company aircraft ($134,469) and club membership dues ($8,280). The incremental cost to the Company of the personal use of company aircraft is calculated based on the average variable operating costs to the Company. Variable operating costs include fuel costs, mileage, maintenance, crew travel expenses, catering and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of miles the Company aircraft flew to derive an average variable cost per mile. This average variable cost per mile is then multiplied by the miles flown for personal use to derive the incremental cost. The fixed costs that do not change based on usage, such as pilot salaries, the lease costs of the company aircraft, hangar expense for the home hangar, and general taxes and insurance are excluded from the incremental cost calculation. When Company aircraft is being used for mixed business and personal use, only the incremental cost of the personal use is included, such as on-board catering or other charges attributable to an extra passenger traveling for personal reasons on an aircraft being primarily used for a business trip.

2020 CEO PAY RATIO

As required by item 402(u) of Regulation S-K, the Compensation, Nominating, and Governance Committee reviewed a comparison of our CEO's annual total compensation in fiscal year 2020 to that of our median employee. We identified our median employee in 2020 by examining 2020 Box 1 W-2 and foreign equivalent taxable income amounts for all individuals, excluding our CEO, who were employed by us on December 31, 2020 whether on a full-time, part-time, or seasonal basis. As permitted by disclosure rules, we omitted approximately 600 employees that were added to the Company through acquisitions during 2020. We did not annualize the compensation for any full-time employees that were not employed by us for all of 2020. We applied a foreign currency to U.S. dollar exchange rate to the compensation paid in foreign currency. After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our named executive officers as set forth in the Summary Compensation Table above.



For fiscal year 2020, the annual total compensation for our CEO was $8,523,608 as noted in the table above and for our median employee it was $33,733. The resulting ratio of our CEO's pay to the pay of our median employee for fiscal year 2020 is 253 to 1. When change in pension value and non-qualified deferred compensation earnings is excluded from the calculation, the ratio is 172 to 1.

2020 GRANTS OF PLAN-BASED AWARDS

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)		
Paul D. Donahue			723,580	1,573,000	2,674,100		
	3/26/2020	5/1/2020				41,407	2,999,937
Carol B. Yancey			304,290	661,500	1,124,550		
	3/26/2020	5/1/2020				13,802	999,955
James R. Neill			134,826	293,100	498,270		
	3/26/2020	5/1/2020				5,521	399,996
Kevin E. Herron			161,986	437,800	711,425		
	3/26/2020	5/1/2020				7,108	514,975
Randall P. Breaux			148,592	401,600	652,600		
	3/26/2020	5/1/2020				6,211	449,987

(1) Represents threshold, target and maximum payout levels under the Annual Incentive Plan for 2020 performance. The actual amount of incentive bonus earned by each named executive officer is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information regarding the design of the Annual Incentive Plan is included in the Compensation Discussion and Analysis section of this Proxy Statement.

(2) Reflects RSUs that represent a contingent right to receive one share of Company common stock in the future. The RSUs will vest and be settled in shares of common stock on May 1, 2023 (or earlier upon a change in control of the Company) provided the executive is still employed by the Company, subject to earlier vesting in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. Dividends paid on the Company's common stock will accrue and will convert into additional shares of stock at the end of the vesting period. Additional information regarding the RSUs and the Company's long-term incentive program is included in the Compensation Discussion and Analysis section of this Proxy Statement.

(3) Represents the grant date fair value of the award determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the grant date fair value of the underlying shares.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]
Paul D. Donahue					42,127[1]	4,230,815
	27,000	—	90.34	4/3/2027		
					28,916[2]	2,904,034
	19,730	—	99.72	4/1/2026		
					19,958[3]	2,004,382
	15,780	—	91.75	4/1/2025		
					10,342[4]	1,038,647
	15,700	—	86.80	4/1/2024		
Carol B. Yancey					14,042[1]	1,410,238
	11,765	—	90.34	4/3/2027		
					9,638[2]	967,944
	10,985	—	99.72	4/1/2026		
					8,696[3]	873,339
	10,980	—	91.75	4/1/2025		
					4,505[4]	452,437
James R. Neill					5,617[1]	564,115
	4,490	—	90.34	4/3/2027		
					3,462[2]	347,689
	4,195	—	99.72	4/1/2026		
					3,319[3]	333,327
	4,195	—	91.75	4/1/2025		
					1,719[4]	172,639
Kevin E. Herron					7,232[1]	726,310
	4,950	—	90.34	4/3/2027		
					4,822[2]	484,273
	4,625	—	99.72	4/1/2026		
					4,159[3]	417,688
	4,620	—	91.75	4/1/2025		
	4,200	—	86.80	4/1/2024		
Randall P. Breaux					6,319[1]	634,617
	3,265	—	90.34	4/3/2027		
					4,338[2]	435,665
	3,055	—	99.72	4/1/2026		
					2,772[3]	278,392
	862	—	91.75	4/1/2025		
					1,949[4]	195,738

(1) Includes RSUs (and accrued dividends) that were granted on May 1, 2020, and vest on the third anniversary of the grant date, or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert into shares of stock on the earlier of (i) the third anniversary of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control.

(2) Includes PRSUs and RSUs (and accrued dividends) that were granted on May 1, 2019, and vest on the third anniversary of the grant date, or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert to shares of stock on the earlier of (i) the third anniversary of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control.

(3) Includes PRSUs and RSUs (and accrued dividends) that were granted on May 1, 2018, and vest on the third anniversary of the grant date, or earlier upon (i) a change in control of the Company, if the awards are not assumed or otherwise equitable converted in the change in control, or (ii) the termination of executive's employment with the Company due to death, disability or retirement. The awards will convert to shares of stock on the earlier of (i) the third anniversary of the grant date, or (ii) a change in control of the Company, unless the awards are assumed or otherwise equitable converted in the change in control.

(4) The PRSUs were granted on April 3, 2017 and vest on December 1, 2021, or earlier upon a change in control of the Company or in the event of (i) the executive's retirement from the Company or (ii) the executive's employment with the Company is terminated due to death or disability. The PRSUs (and accrued dividends) will convert to shares of stock on December 1, 2021, or earlier upon a change in control of the Company.

(5) Reflects the value as calculated based on the closing price of the Company's common stock on December 31, 2020 of $100.43 per share.

2020 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Awards Exercised (#)	Value Realized on Exercise ($)[1]	Number of Awards Earned (#)	Value Realized on Vesting ($)[2]
Paul D. Donahue	—	—	6,479	652,921
Carol B. Yancey	11,000	160,380	3,608	363,596
James R. Neill	4,200	61,236	1,376	138,666
Kevin E. Herron	—	—	—	—
Randall P. Breaux	—	—	853	85,961

(1) Value realized represents the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.

(2) Value realized represents the fair market value of the shares on the vesting date and includes dividends paid on the Company's common stock that have accrued over the vesting period and have converted into additional shares of stock on the vesting date.

Equity Compensation Plan Information

The following table gives information as of December 31, 2020 about the common stock that may be issued under all of the Company's existing equity compensation plans:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Shareholders:	876,123[2]	$82.66	—
	1,957,126[3]	$95.00	7,601,126[5]
Equity Compensation Plans Not Approved by Shareholders:	120,123[4]	n/a	879,877
Total	2,953,372	—	8,481,003

(1) Reflects the maximum number of shares issuable pursuant to the exercise or conversion of stock options, stock appreciation rights, restricted stock units and common stock equivalents. The actual number of shares issued upon exercise of stock appreciation rights is calculated based on the excess of fair market value of our common stock on date of exercise and the grant price of the stock appreciation rights.

(2) Genuine Parts Company 2006 Long-Term Incentive Plan.

(3) Genuine Parts Company 2015 Incentive Plan.

(4) Genuine Parts Company Director's Deferred Compensation Plan, as amended.

(5) All of these shares are available for issuance pursuant to grants of full-value stock awards.

2020 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Paul D. Donahue	Pension Plan	5.83	388,273	—
	Supplemental Retirement Plan	17.83	10,040,555	—
Carol B. Yancey	Pension Plan	17.67	678,003	—
	Supplemental Retirement Plan	29.67	4,366,640	—
James R. Neill	Pension Plan	2.17	109,810	—
	Supplemental Retirement Plan	14.17	1,678,010	—
Kevin E. Herron	Pension Plan	19.42	673,575	—
	Supplemental Retirement Plan	31.42	2,167,149	—
Randall P. Breaux	Pension Plan	—	—	—
	Supplemental Retirement Plan	9.58	1,538,757	—

The Pension Benefit Table provides information regarding the number of years of credited service, the present value of accumulated benefits, and any payments made during the last fiscal year with respect to the Genuine Parts Company Pension Plan (the "Pension Plan") and the Genuine Parts Company Supplemental Retirement Plan (the "SRP).

The Pension Plan is a broad-based, tax-qualified defined benefit pension plan which provides a benefit upon retirement to eligible employees of the Company. It was amended effective March 1, 2008, to provide that employees hired on or after that date are not eligible to participate in the plan, and there are no new entrants to the Pension Plan after December 31, 2009. In general, all employees hired prior to March 1, 2008, except leased employees, independent contractors and certain collectively-bargained employees are eligible to participate. Benefits are based upon years of credited service and the average of the highest five nonconsecutive years of earnings out of the last ten years. Pension Plan earnings are generally based on total pay, but do not include deferred compensation. Other than what the plan provides to all participants, no additional years of credited service have been granted to the named executive officers under the Pension Plan or the SRP.

The Pension Plan was amended to freeze credited service as of December 31, 2008, while continuing to reflect future pay increases for most plan participants (i.e., "a soft plan freeze"). Such participants began participating in a newly established company-sponsored 401(k) savings plan effective January 1, 2009.

The soft plan freeze does not apply to service used for vesting purposes or to determine a participant's eligibility for early retirement under the Pension Plan. Participants who satisfied a Rule of 70 criteria (age plus service equal to 70 or more) were given the option to remain under the old provisions.

Several forms of benefit payments are available under the Pension Plan. The Pension Plan offers a life annuity option, 50%, 75%, and 100% joint and survivor options, and a 10-year certain and life annuity option. The Pension Plan was amended in 2016 to reflect an ongoing lump sum option for future terminations and retirements if the present value of benefits is $75,000 or less. Minimum lump sum distributions of benefits are required if $5,000 or less. The payout option must be elected by the participant before benefit payments begin. All options available under the Pension Plan are approximately equal in value.

The benefit payable for normal or early retirement under the Pension Plan is the greater of two benefits. The first benefit is a percentage of the participant's average earnings less 50% of his estimated Social Security benefit. The applicable percentage is based on years of credited service and increases by 0.5% per year of credited service from 40% at 15 years of service to 55% at 45 or more years of service. The second benefit is 30% of the participant's average earnings. Only the second benefit is available to participants with less than 15 years of credited service. For such individuals, 30% of the participant's average earnings is multiplied by a fraction with the numerator equal to credited service (not to exceed 180 months) and the denominator equal to 180.

The benefit payable for delayed retirement under the Pension Plan is the greater of two benefits. The first benefit is the normal retirement benefit determined based on the participant's average earnings and credited service at his delayed retirement date. The second benefit is the normal retirement benefit actuarially increased from the participant's normal retirement date to the delayed retirement date based on the attained age at each date.

Early retirement benefit payments are available under the Pension Plan to participants who retire after attaining age 55 and completing 15 years of service. Early retirement benefits are reduced 0.5% for each month by which benefit commencement precedes normal retirement age (age 65 with five years of participation).

Termination benefits are calculated in the same manner as normal retirement benefits, except that (a) the benefit is calculated based on projected credited service at normal retirement date and then (b) the benefit is reduced by multiplying it by a service fraction equal to the ratio of credited service at termination to projected credited service at normal retirement date. Projected credited service at normal retirement date is determined as if the participant had continued in employment until his or her normal retirement. Under the terms of the Pension Plan, as of December 31, 2008, all NEOs did not satisfy Rule of 70 criteria and as a result, the numerator of their service fraction is frozen as of December 31, 2008, although projected credited service at normal retirement date continues to be determined as if they earned credited service through their normal retirement date.

Participants are fully vested in their Pension Plan benefits after seven years of service, with partial vesting after three years of service. The Pension Plan was amended effective December 31, 2008, to provide that in general, only participants who satisfy Rule of 70 criteria and elect to remain under the old plan provisions may earn up to two years of additional credited service following termination due to disability and while receiving long term disability benefits from the Genuine Parts Company Long-Term Disability Plan.

Effective January 1, 2009, in the event of a change in control, a participant's benefit accrued under the Pension Plan is fully vested and, if the participant terminates employment within five years following the change in control, the participant may elect to receive an immediate lump sum distribution of the accrued benefit.

The Pension Plan was further amended effective December 31, 2013, to freeze future benefit accruals for all participants, including those who satisfy Rule of 70 criteria. In addition, all active participants with at least one hour of service after December 31, 2013, were fully vested in their accrued benefits as of that date. No further benefit accruals will be provided after 2013 for either additional credited service or future earnings. All benefits are frozen as of December 31, 2013, for all purposes including disability, termination and retirement. All active Pension Plan participants who satisfy Rule of 70 criteria and elected to remain under the old provisions became eligible on January 1, 2014, for the company-sponsored 401(k) Savings Plan that was established effective January 1, 2009.

The standard death benefit in the Pension Plan provides a 50% survivor annuity payable to a participant's spouse upon death prior to retirement. Since the Death Benefit Plan was merged into the Pension Plan during 2017, a surviving spouse may instead elect to receive this alternative death benefit based on different provisions and payment form.

The SRP is a nonqualified defined benefit pension plan which covers pay and benefits above the qualified limits in the Pension Plan for participants who satisfied the Rule of 70 criteria and entered the SRP plan prior to January 1, 2009. The SRP also provides benefits on a reduced basis for participants who entered the SRP prior to January 1, 2009, but did not satisfy the Rule of 70 criteria in the Pension Plan, or who entered the SRP after January 1, 2009. Otherwise, the provisions of the SRP in effect on December 31, 2008, are generally the same as those of the Pension Plan as in effect on that date, except benefits are payable only for retirement, disability, death, or change in control, and SRP earnings include deferred compensation.

The SRP was amended and restated effective January 1, 2009. The amended plan provides full vesting and an immediate lump sum payment if a participant dies, and full vesting of SRP benefits in the event the plan is terminated, the participant becomes disabled, or there is a change in control. Participants' credited service in the SRP is not frozen as of December 31, 2008. Also, if a SRP participant's credited service was frozen in the Pension Plan as amended effective December 31, 2008, an additional offset is applied to the benefits otherwise accrued under the SRP. This offset is determined based on the accumulated sum (with interest at 6.0% per year) of 3.8% of the participant's Pension Plan earnings during each calendar year after December 31, 2008.

The SRP was later amended effective August 16, 2010, to provide that in the event of a participant's death while in active service, the survivor benefit payable is 100% of the lump sum present value of the participant's accrued benefit as of the date of death. Prior to the amendment, 50% of the lump sum present value was payable as a survivor benefit.

The SRP was further amended effective December 31, 2013, to change the benefit formula. SRP benefits will continue to reflect an offset for Pension Plan benefits; however, this offset will be determined as if the Pension Plan were not frozen on December 31, 2013. As a result, the Pension Plan freeze will not have an impact on future SRP benefits.

Beginning January 1, 2014, Mr. Donahue, Mr. Herron, and Ms. Yancey's SRP benefit will be calculated under a revised benefit formula which applies to participants who entered the plan prior to January 1, 2009, and whose credited service was frozen in the Pension Plan as of December 31, 2008. The revised benefit formula is based on all years of credited service and earnings and cannot be less than the accrued SRP benefit as of December 31, 2013. The revised formula is a percentage of the participant's average earnings less 50% of their Social Security benefit. The applicable percentage is based on years of credited service and increases by 0.5% per year of credited service from 30% at 15 years of service to 45% at 45 or more years of service. For participants with less than 15 years of projected credited service at normal retirement, the applicable percentage is equal to 30% multiplied by a fraction with the numerator equal to credited service (not to exceed 180 months) and the denominator equal to 180. Under the revised SRP benefit formula, there is an offset for the frozen Pension Plan benefit, but no other offsets apply.

The SRP amendment effective December 31, 2013 also defines the benefit formula for participants who entered the SRP on or after January 1, 2009, which applies to Mr. Breaux and Mr. Neill's benefit. This formula is identical to the revised benefit formula for non-grandfathered participants who entered the plan prior to January 1, 2009, but it does not provide a minimum benefit as of December 31, 2013.

The SRP was most recently amended effective January 1, 2020 to change the early retirement reduction factors from 6% to 4% per year for retirements prior to Normal Retirement Date and expand the vesting and early retirement eligibility requirements from age 55 and completing 15 years of service to age 55 and completing 10 years of service or age 60 and completing 5 years of service, if earlier.

Benefits earned under the SRP are paid from Company assets, and for participants who entered the plan prior to January 1, 2009, they are grossed-up for FICA taxes. Therefore, all named executive officers receive a FICA tax gross-up except Mr. Breaux and Mr. Neill. Executives sign a joinder agreement to become participants in the SRP and select an optional form of benefit payment in the agreement. SRP participants may change their payment form elections at any time prior to benefit commencement.

Amounts reported in the 2020 Pension Benefits Table as the actuarial present value of accumulated benefits under the Pension Plan and the SRP are calculated using the interest and mortality assumptions that the Company applies to amounts reported in its financial statement disclosures for year-end, and are assumed to be payable at age 65 for all NEOs. The interest rate assumptions at December 31, 2020, are 2.77% for the Pension Plan and 2.80% for the SRP. The mortality assumption is the Pri-2012 mortality table projected from 2012 using Scale MP-2020 converging to 0.64% long-term annual improvements. A blue-collar table is used for the Pension Plan calculations, and a white-collar table is used for the SRP calculations. SRP benefits have been increased by 2.35% as of December 31, 2020, to account for estimated FICA tax gross-ups for applicable NEOs (but not for any income tax impact on such gross-ups).

2020 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Paul D. Donahue	—	—	55,354	—	370,266
Carol B. Yancey	—	—	58,199	—	504,427
James R. Neill	—	—	—	—	—
Kevin E. Herron	—	—	15,183	—	247,959
Randall P. Breaux	195,470	—	47,623	—	1,078,368[3]

(1) Reflects amounts earned in 2020 on account balances under the Company's Tax Deferred Savings Plan.

(2) Includes the following amounts of contributions to the Tax Deferred Savings Plan by the named executive officers that were previously reported as compensation to the named executive officers in the Company's Summary Compensation Table for previous years: Mr. Donahue, $169,723; Ms. Yancey, $90,000; Mr. Herron, $24,373 Mr. Breaux, $323,002.

(3) Amount includes an adjustment in 2020 to correct a prior-year administrative error.

The Genuine Parts Company Tax Deferred Savings Plan is a nonqualified deferred compensation plan pursuant to which the named executive officers may elect to defer up to 100% of their annual incentive bonus. Deferral elections are due by June 30 of each year and are irrevocable. These deferral elections are for the bonus earned during that year, which would otherwise be payable in February of the following year. The Plan allows executives to defer up to 100% of their annual salary. Deferrals are held for each participant in separate individual accounts in an irrevocable rabbi trust. Deferred amounts are credited with earnings or losses based on the rate of return of mutual funds selected by the executive, which the executive may change at any time. Payment begins on the first day of the seventh month following the executive's termination of service. The executive must also make an irrevocable election regarding payment terms, which may be either a lump sum, or installments of five (5), ten (10), or fifteen (15) years. Hardship withdrawals are available for unforeseeable emergency financial hardship situations. If a participant dies before receiving the full value of the deferral account balances, the designated beneficiary would receive the remainder of that benefit in the same payment form as originally specified (i.e., lump sum or installments). All accounts would be immediately distributed upon a change in control of the Company.

POST TERMINATION PAYMENTS AND BENEFITS

Benefits to Named Executive Officers in the Event of a Change in Control. The Company does not have employment agreements with any of its executive officers. The Company has entered into change in control agreements with certain executive officers, including the named executive officers. These agreements provide severance payments and benefits to the executive if his employment is terminated within two years after a change in control of the Company, if the change in control occurs during the term of the agreement. The change in control agreements have a three year term with automatic annual extensions unless either party gives notice of non-renewal.

Under each of the change in control agreements, if the executive is terminated by the Company without cause or the executive resigns for good reason (as such terms are defined in the agreement), within two years after a change in control, he or she will receive a pro rata bonus for the year of termination, plus a lump sum severance payment equal to two times the executive's then-current annual salary and the average of the annual bonuses he or she received in the three years prior to the year of termination. In addition, the Company will continue to provide the executive with group health coverage for a period of 24 months.

If the executive's employment is terminated by the Company for cause or he resigns without good reason, the agreement will terminate without further obligation of the Company other than the payment of any accrued but unpaid salary or benefits. In the case of death, disability or retirement, the executive, or his estate, would be entitled to payment of any accrued but unpaid salary or benefits, plus a pro rata bonus for the year in which the termination occurred.

The change in control agreements do not provide for tax gross-ups with respect to the 20% excise tax that may be imposed under Section 4999 of the Internal Revenue Code on individuals who receive compensation in connection with a change of control that exceeds certain specified limits. The change in control agreements provide that in the event the executive would be subject to a 20% excise tax under Section 4999, the payments and benefits to the executive would be reduced to the maximum amount that does not trigger the excise tax unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

Summary of Termination Payments and Benefits. The following tables summarize the value of the termination payments and benefits that our named executive officers would receive if they had terminated employment on December 31, 2020 under the circumstances shown. The tables exclude (i) amounts accrued through December 31, 2020 that would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual bonus for 2020 and (ii) vested account balances under our 401(k) Savings Plan, which is a 401(k) plan that is generally available to all of our salaried employees.

Paul D. Donahue

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	5,128,999[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	9,779,974	9,779,974	—	9,779,974
Retirement Benefits					
Pension Plan[3]	23,739	11,869	23,739	23,739	23,739[4]
Supplemental Retirement Plan[5]	632,547	10,479,172	632,547	632,547	13,081,216[6]
Tax-Deferred Savings Plan[7]	370,266	370,266	370,266	370,266	370,266
Other Benefits					
Health & Welfare	—	—	—	—	23,616[8]
Total	1,026,552	20,641,281	10,806,526	1,026,552	28,407,810

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2020 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable on January 1, 2021. The surviving spouse may elect to waive the standard pre-retirement death benefit from the Pension Plan and elect to receive an alternative death benefit available with different forms of payment.

(4) Mr. Donahue may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Donahue if he terminated December 31, 2020 following a change in control is $537,068.

(5) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the single life annuity option elected by Mr. Donahue with payment beginning January 1, 2021. The death benefit shown is payable as a lump sum to Mr. Donahue's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2021. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to early retirement benefits and are payable on January 1, 2021. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $235,475 upon retirement.

(6) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $300,350. (The tax gross-up is only available to individuals who were participating in the SRP prior to the January 1, 2009 freezing of the plan.)

(7) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(8) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will

satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

Carol B. Yancey

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	2,570,856[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	3,548,995	3,548,995	—	3,548,995
Retirement Benefits					
Pension Plan[3]	27,568	315,399	27,568	27,568	27,568[4]
Supplemental Retirement Plan[5]	221,870	4,943,170	221,870	221,870	6,543,767[6]
Tax-Deferred Savings Plan[7]	504,427	504,427	504,427	504,427	504,427
Other Benefits					
Health & Welfare	—	—	—	—	32,184[8]
Total	753,865	9,311,991	4,302,860	753,865	13,227,797

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2020 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable on January 1, 2021. The surviving spouse may elect to waive the standard pre-retirement death benefit from the Pension Plan and elect instead to receive an alternative death benefit available with different forms of payment. For Ms. Yancey, the value of this alternative death benefit is larger than the standard benefit, therefore the present value of this alternative benefit has been shown above.

(4) Ms. Yancey may elect to receive her pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Ms. Yancey if she terminated December 31, 2020 following a change in control is $956,900.

(5) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the 100% joint and survivor annuity option elected by Ms. Yancey with payment beginning January 1, 2021. The death benefit shown is payable as a lump sum to Ms. Yancey's beneficiary in the event of her death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2021. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to her early retirement benefits and are payable on January 1, 2021. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $112,421 upon retirement.

(6) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $150,248. (The tax gross-up is only available to individuals who were participating in the SRP prior to the January 1, 2009 freezing of the plan.)

(7) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(8) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

James R. Neill

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	1,393,839[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	1,358,918	1,358,918	—	1,358,918
Retirement Benefits					
Pension Plan[3]	8,120	4,060	8,120	8,120	8,120[4]
Supplemental Retirement Plan[5]	102,111	2,216,121	102,111	102,111	2,832,648[6]
Other Benefits					
Health & Welfare	—	—	—	—	32,184[7]
Total	110,231	3,579,099	1,469,149	110,231	5,625,709

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2020 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable at age 65. The surviving spouse may elect to waive the standard pre-retirement death benefit from the Pension Plan and elect to receive an alternative death benefit available with different forms of payment.

(4) Mr. Neill may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Neill if he terminated December 31, 2020 following a change in control is $163,337.

(5) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the 100% joint and survivor annuity option elected by Mr. Neill with payment beginning January 1, 2021. The death benefit shown is payable as a lump sum to Mr. Neill's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2021. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to early retirement benefits and are payable on January 1, 2021. The Supplemental Retirement Plan annuity benefits for Post-2010 participants do not qualify for FICA tax gross-ups paid by the Company.

(6) An immediate lump sum distribution of benefits is required in the event of termination following a change in control.

(7) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

Kevin E. Herron

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	1,623,636[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	1,570,926	1,570,926	—	1,570,926
Retirement Benefits					
Pension Plan[3]	30,448	315,399	30,448	30,448	30,448[4]
Supplemental Retirement Plan[5]	127,521	2,605,093	127,521	127,521	3,446,721[6]
Tax Deferred Savings Plan[7]	247,959	247,959	247,959	247,959	247,959
Other Benefits					
Health & Welfare	—	—	—	—	32,184[8]
Total	405,928	4,739,377	1,976,854	405,928	6,951,874

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2020 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) Pension Plan benefits shown for all termination scenarios are annual annuities assuming a 50% joint and survivor annuity option and are assumed to be payable on January 1, 2021. The surviving spouse may elect to waive the standard pre-retirement death benefit from the Pension Plan and elect to receive an alternative death benefit available with different forms of payment. For Mr. Herron, the value of this alternative death benefit is larger than the standard benefit, therefore the present value of this alternative benefit has been shown above.

(4) Mr. Herron may elect to receive his pension benefit in the form of a lump sum payment in the event of termination within five years following a change in control. A lump sum option is not otherwise available under the plan. The lump sum payable to Mr. Herron if he terminated December 31, 2020 following a change in control is $1,021,629.

(5) Supplemental Retirement Plan benefits shown for all termination scenarios (except death and involuntary termination following a change in control) assume payment under the 50% joint and survivor annuity option elected by Mr. Herron with payment beginning January 1, 2021. The death benefit shown is payable as a lump sum to Mr. Herron's beneficiary in the event of his death. The lump sum death benefit is calculated as 100% of the present value of the single life annuity payable on January 1, 2021. The Supplemental Retirement Plan annuity benefits shown in the table do not reflect estimated FICA tax gross-ups paid by the Company. The estimated FICA tax gross-up, based on 2.35% of the lump sum value of the Supplemental Retirement Plan benefit calculated on the FICA tax basis for the plan, is $58,592 upon retirement.

(6) An immediate lump sum distribution of benefits is required in the event of termination following a change in control. The lump sum value of the benefit calculated includes an estimated FICA tax gross-up amount of $79,138.

(7) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(8) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

Randall P. Breaux

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company or Executive Other Than Retirement, Death or Disability ($)	Involuntary Termination Following a Change in Control ($)
Cash Severance	—	—	—	—	1,550,980[1]
Acceleration of Equity Awards					
Restricted Stock and PRSUs[2]	—	1,482,749	1,482,749	—	1,482,749
Retirement Benefits					
Supplemental Retirement Plan[3]	—	1,471,490	93,413	—	2,069,742[4]
Tax Deferred Savings Plan[5]	1,078,368	1,078,368	1,078,368	1,078,368	1,078,368
Other Benefits					
Health & Welfare	—	—	—	—	10,584[6]
Total	1,078,368	4,032,607	2,654,530	1,078,368	6,192,423

(1) Severance payment payable in lump sum pursuant to the change in control agreement described above.

(2) Reflects the fair market value as of December 31, 2020 of restricted stock and shares underlying PRSUs the vesting of which accelerates in connection with the specified event.

(3) The Supplemental Retirement Plan provides for 100% vesting upon death, disability or the occurrence of a change in control. No benefits are payable if termination occurs for other reasons prior to eligibility for early retirement (at least age 55 with at least 10 years of service or age 60 with at least 5 years of service). The death benefit shown is payable as a lump sum to Mr. Breaux's beneficiary in the event of his death. The immediate lump sum death benefit is calculated as 100% of the present value of the single life annuity payable to Mr. Breaux deferred to age 65. Disability benefits under the Supplemental Retirement Plan are assumed to be equal to the benefit accrued under the plan as of December 31, 2020 and payable at age 65 under the 100% joint and survivor annuity option election.

(4) An immediate lump sum distribution of benefits is required in the event of termination following a change in control.

(5) Benefits payable under the Tax Deferred Savings Plan are described and quantified in the Nonqualified Deferred Compensation table in this proxy statement.

(6) Reflects the cost of 24 months of continued group health coverage pursuant to the change in control agreement described above. In order to comply with Internal Revenue Code section 409A, during the last 6 months of this continued coverage period, the Company will satisfy its obligation to provide group health coverage by making 6 monthly installment payments to the executive in an amount equal to the monthly cost of providing such coverage, based upon the "applicable premium" under COBRA.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE REPORT

The Compensation, Nominating and Governance Committee of the Board of Directors of Genuine Parts Company oversees the compensation programs of Genuine Parts Company on behalf of the Board. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and in this proxy statement, each of which has been or will be filed with the SEC.

Members of the Compensation, Nominating and Governance Committee:

John D. Johns (Chair)
P. Russell Hardin
John R. Holder
E. Jenner Wood

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation, Nominating and Governance Committee for all of 2020: John D. Johns, P. Russell Hardin, John R. Holder, and E. Jenner Wood. None of such persons was an officer or employee of the Company during 2020 or at any time in the past. During 2020, none of the members of the Compensation, Nominating and Governance Committee had any relationship with the Company requiring disclosure under applicable rules of the SEC. None of our executive officers served as a member of the Board of Directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our Board of Directors or our Compensation, Nominating and Governance Committee.

COMPENSATION OF DIRECTORS

2020 Director Compensation

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Elizabeth W. Camp	85,000	179,966	264,966
Richard Cox, Jr.[2]	77,500	179,966	257,466
Thomas C. Gallagher[3]	105,000	0	105,000
Gary P. Fayard	87,000	179,966	266,966
P. Russell Hardin	87,000	179,966	266,966
John R. Holder	87,000	179,966	266,966
Donna W. Hyland	87,000	179,966	266,966
John D. Johns	128,250	179,966	308,216
Jean-Jacques Lafont[4]	793,680	299,871	1,093,551
Robert C. Loudermilk, Jr.	87,000	179,966	266,966
Wendy B. Needham	109,250	179,966	289,216
E. Jenner Wood	89,000	179,966	268,966

(1) Represents the aggregate grant date total fair value of stock awards determined in accordance with FASB ASC Topic 718. The awards reflected in this column consist of 2,484 RSUs granted to non-employee directors on May 1, 2020, the grant date fair value of which was $179,966 (based on the closing price of the Company's common stock on the grant date).

(2) Mr. Cox joined the Board as of the February 17, 2020 Board meeting.

(3) Mr. Gallagher retired from the Board as of the April 27, 2020 shareholder meeting.

(4) Mr. Lafont is Executive Chairman of AAG, the Company's automotive business in Europe and receives a salary and long term incentives but does not receive Director compensation.

The aggregate number of RSUs held by each director as of December 31, 2020 was as follows:

Director	Number of RSUs
Elizabeth W. Camp	11,201
Richard Cox, Jr.	2,547
Gary P. Fayard	11,231
Thomas C. Gallagher	0
P. Russell Hardin	6,635
John R. Holder	11,231
Donna W. Hyland	11,201
John D. Johns	11,231
Jean-Jacques Lafont	9,953
Robert C. Loudermilk, Jr.	11,231
Wendy B. Needham	11,231
E. Jenner Wood	11,231

Compensation payable to the Company's non-employee directors is evaluated and determined by the Compensation, Nominating, and Governance Committee and is then approved by the Company's full Board of

Directors. In 2020, non-employee directors of the Company were paid $15,000 per quarter for service as director, plus $2,000 per board and committee meeting attended, except that the Chair of the Audit Committee and the Chair of the Compensation, Nominating and Governance Committee were paid $18,750 per quarter and $2,000 per board and committee meeting attended, and the Presiding Independent Director was paid $23,750 per quarter and $2,000 per board and committee meeting attended. In April of 2020, the Compensation, Nominating, and Governance Committee proposed a reduction in quarterly fees for all non-employee directors for the third quarter. The board unanimously agreed with the fee reduction proposal, and as a result, all director fees were reduced by 20% for the third quarter of 2020 due to the impact and uncertainty of COVID-19. All non-employee directors may elect to defer the receipt of meeting and/or director fees in accordance with the terms of the Company's Directors' Deferred Compensation Plan. In addition, non-employee directors may from time to time be granted restricted stock units pursuant to the provisions of the Genuine Parts Company 2015 Incentive Plan. On May 1, 2020, each non-employee director serving on such date was granted $179,966 in value of RSUs. Each RSU represents a fully vested right to receive one share of our common stock on May 1, 2025, or earlier upon a termination of service as a director by reason of death, disability or retirement, or upon a change in control of the Company.

Each non-employee director is required to own shares of Company common stock valued at three times his or her annual cash retainer for the prior fiscal year measured against the average stock price for the preceding three fiscal years. Directors will have five years from the date of election to the Board to attain such a level of ownership. Shares counted toward this requirement will be based on shares beneficially owned by such director (as defined by the SEC's rules and regulations) including restricted stock units and director deferred compensation shares, but excluding any unexercised stock options or stock appreciation rights.

TRANSACTIONS WITH RELATED PERSONS

The Company recognizes that transactions between the Company and any of its directors, executives or other related persons can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. Therefore, as a general matter and in accordance with the (1) the Code of Conduct for Employees, Officers, Contract and/or Temporary Workers and Directors of Genuine Parts Company and (2) the Genuine Parts Company Code of Conduct for Senior Financial Officers, it is the Company's preference to avoid such transactions. Nevertheless, the Company recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company. Therefore, the Company has adopted a formal policy which requires the Company's Compensation, Nominating and Governance Committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the Committee will review any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000, and in which any of the Company's directors, executives or other related persons had, has or will have a direct or indirect material interest. After its review, the Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Committee determines in good faith. The policy is attached as Appendix A to the Company's Corporate Governance Guidelines, which are available on the Company's website at www.genpt.com. The Company has concluded that there are no material related person transactions or agreements that were entered into during the fiscal year ended December 31, 2020, and through the date of this proxy statement that would require disclosure under this policy.

PROPOSAL 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers. At the 2020 Annual Meeting of Shareholders, approximately 95% of the shares present and entitled to vote were voted in support of the Company's compensation program. We plan to hold this vote annually, so our Board of Directors is again submitting a non-binding shareholder vote on our executive compensation as described in this proxy statement (commonly referred to as "say-on-pay"). The Company seeks your advisory vote and asks that you support the compensation of our named executive officers as disclosed in this proxy statement.

As discussed in the Compensation Discussion and Analysis, we have designed our executive compensation program to attract, retain and motivate the highest quality executive officers, directly link pay to our performance, and build value for our shareholders. Due to the impact and uncertainty of COVID-19, the Compensation, Nominating, and Governance Committee approved a 20% reduction of salaries to all of our named executive officers for a period of ninety days beginning on April 16, 2020. The 2020 long term incentive program was adjusted to exclude the use of PRSUs on a one-year basis, while the short term incentive program remained unaltered, and paid below target for all of our named executive officers. Highlights of our 2020 executive compensation program, as described above in the Compensation Discussion and Analysis, are:

- ☑ **Pay for Performance.** Our pay program has performance-based metrics, using multiple performance measures.

- ☑ **Competitive and Market-Based Pay Based on Performance.** We evaluate the competitiveness of compensation relative to the size-adjusted 50th percentile of the market data, with actual pay dependent on Company and individual performance.

- ☑ **Long-Term Incentives Aligned with Shareholder Interests.** Our 2020 long-term incentive program is aligned with shareholder interests through a link to stock price.

- ☑ **Stock Ownership Requirements.** Our stock ownership requirements for executives align the interests of the executives and shareholders.

- ☑ **No Employment Contracts.** No employment contracts with our named executive officers or guaranteed severance except in the case of double-trigger change in control agreements.

- ☑ **No Excise Tax-Gross Ups.** Our double-trigger change in control agreements do not provide any excise tax gross-ups.

- ☑ **Clawback Provisions.** Our Annual Incentive and Long Term Incentive programs include clawback provisions. If at any time after an executive's annual bonus is paid or after PRSUs are earned, it is determined that they were calculated or earned based on financial results that subsequently were restated or were otherwise based on incorrect data, the executive may be required to forfeit or repay the applicable amount to the Company.

- ☑ **Few perquisites.**

In sum, our compensation is designed to reward executives when the Company achieves strong financial and operational results, and likewise to provide reduced pay when financial and operating results are not as strong. We believe the 2020 compensation of our named executive officers is reflective of and consistent with that intent. In an unprecedented time, the compensation program balanced retention of our named executive officers in a very uncertain business environment with alignment to the Company's shareholders. By providing long term incentives without a performance element combined with unaltered performance metrics to earn any short term incentives, an appropriate balance was struck.

This say-on-pay proposal gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

Accordingly, the Board invites you to review carefully the Compensation Discussion and Analysis and the tabular and other disclosures on compensation under "Executive Compensation" and cast a vote to approve the Company's executive compensation programs through the following resolution:

"Resolved, that the shareholders approve the compensation of the Company's named executive officers, including the Company's compensation practices and principles and their implementation, as discussed and disclosed in the Compensation Discussion and Analysis, the executive compensation tables, and any narrative compensation disclosure contained in this Proxy Statement."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation, Nominating and Governance Committee or the Board of Directors. The shareholders' advisory vote will not overrule any decision made by the Board or the Committee or create or imply any additional fiduciary duty by our directors. Our Board and Compensation, Nominating and Governance Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns, and the Compensation, Nominating and Governance Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL 2.

PROPOSAL 3
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention, and oversight of the independent external audit firm retained to audit the Company's financial statements. The Audit Committee has selected Ernst & Young LLP as the Company's independent auditors for the current fiscal year ending December 31, 2021. Our Board of Directors has unanimously endorsed this selection. Ernst & Young LLP is a registered public accounting firm with the PCAOB, as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. The Audit Committee has also pre-approved the engagement of Ernst & Young LLP to provide federal, state and international tax return preparation, advisory and related services to the Company during 2021.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditor, both in fact and appearance. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditor. In addition, the Audit Committee has adopted restrictions on our hiring of an Ernst & Young LLP partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other persons having responsibility for providing audit assurance on any aspect of their certification of the Company's financial statements. In accordance with SEC rules and Ernst & Young LLP's policies, lead engagement partners are subject to rotation requirements (at least every five years) to limit the number of consecutive years the lead partner may provide services. The Audit Committee is directly involved in the selection of Ernst & Young LLP's lead engagement partner.

Each year, the Audit Committee evaluates the qualifications, performance and independence of the Company's independent auditor and determines whether to re-engage the current independent auditor for the following year. In doing so, the Audit Committee considers, among other things: (i) external data relating to audit quality and performance, including recent PCAOB reports on Ernst & Young LLP and its peer firms; (ii) Ernst & Young LLP's tenure as our independent auditor and its familiarity with our operations and businesses, accounting policies and practices and internal control over financial reporting; (iii) the quality and efficiency of the services provided by the auditors, the auditors' capabilities and technical expertise; and (iv) Ernst & Young LLP's independence.

Based on this evaluation, the members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the Company's independent external auditor is in the best interest of the Company and its shareholders.

Although ratification by the shareholders of the selection of Ernst & Young LLP as the Company's independent auditors is not required by law or by the Bylaws of the Company, the Audit Committee believes it is appropriate to seek shareholder ratification of this selection in light of the critical role played by the independent auditors in auditing the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting. If this selection is not ratified at the Annual Meeting, the Audit Committee may investigate the reasons for the shareholders' rejection and may reconsider its selection of independent auditors for the fiscal year ending December 31, 2021. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Ernst & Young LLP served as the Company's independent auditors for the fiscal year ended December 31, 2020. Representatives of that firm are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Audit and Non-Audit Fees

The Audit Committee is responsible for the audit fee negotiations associated with the Company's retention of Ernst & Young LLP.

Audit Fees. The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's consolidated financial statements, reviews of interim financial statements included in periodic reports, audits of the Company's internal control over financial reporting, and statutory audits for certain international subsidiaries during 2019 and 2020 were approximately $15.6 million and $16.4 million, respectively. The increase in fees during 2020 is primarily due to additional statutory audits at foreign subsidiaries.

Audit Related Fees.   The aggregate fees billed by Ernst & Young LLP in 2019 and 2020 for audit related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported above under the caption "Audit Fees" were approximately $4.7 million and $3.2 million respectively. These services primarily related to carve-out, due diligence and other transaction-related services.

Tax Fees.   The aggregate fees billed by Ernst & Young LLP in 2019 and 2020 for professional services rendered for tax compliance and tax advice for the Company were $6.2 million and $5.3 million, respectively. The decrease primarily is attributed to tax compliance efficiencies.

All Other Fees.   No fees were billed by Ernst & Young LLP for professional services rendered during 2019 and 2020 other than as stated above under the captions "Audit Fees," "Audit Related Fees" and "Tax Fees."

Audit Committee Pre-Approval Policy

Under the Audit Committee's Charter and its Pre-Approval Policy, the Audit Committee is required to approve in advance the terms of all audit services as well as all permissible audit related and non-audit services to be provided by the independent auditors. Unless a service to be provided by the independent auditors has received approval under the Pre-Approval Policy, it will require specific pre-approval by the Audit Committee. The Pre-Approval Policy is detailed as to the particular services to be provided, and the Audit Committee is to be informed about each service provided. Non-audit services may be approved by the Chair of the Committee and reported to the full Audit Committee at its next meeting but may not be approved by the Company's management.

The Audit Committee must approve the annual audit engagement services prior to the commencement of any audit work. The Audit Committee also must approve changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items, if any. In the event audit related or non-audit services that are pre-approved under the Pre-Approval Policy have an estimated cost in excess of certain dollar thresholds, these services require approval by the Audit Committee or by the Chair of the Audit Committee.

In determining the approval of services by the independent auditors, the Audit Committee or its Chair evaluates each service to determine whether the performance of such service would (a) impair the auditor's independence; (b) create a mutual or conflicting interest between the auditor and the Company; (c) place the auditor in the position of auditing its own work; (d) result in the auditor acting as management or an employee of the Company; or (e) place the auditor in a position of being an advocate for the Company.

All of the services described above under the captions "Audit Fees," "Audit Related Fees" and "Tax Fees" were approved by the Audit Committee pursuant to legal requirements and the Audit Committee Charter and the Pre-Approval Policy.

Audit Committee Review

The Audit Committee has reviewed the services rendered by Ernst & Young LLP during 2020 and has determined that the services rendered are compatible with maintaining the independence of Ernst & Young LLP as the Company's independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of six directors who are independent of the Company and management as required by the NYSE corporate governance listing standards and by SEC rules. Mr. Jenner Wood was on the Audit Committee through February 17, 2020 but then was replaced by Mr. Richard Cox, a new Director, thereafter. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the Company's financial statements and the financial reporting process, including implementing and maintaining effective internal control over financial reporting and for the assessment of, and reporting on, the effectiveness of internal control over financial reporting. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting. The Audit Committee also oversees the internal audit and control function of the Company and the Company's cyber and information security processes, procedures and controls.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors the Company's audited financial statements for the year ended December 31, 2020 and reports of management and of the independent auditors on the effectiveness of the Company's internal control over financial reporting as of December 31, 2020 contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, including a discussion of the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also reviewed and discussed with management and the independent auditors the disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's 2020 Annual Report to Shareholders and its Annual Report on Form 10-K for the year ended December 31, 2020.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board. In addition, the Audit Committee has discussed with the independent auditors the auditor's independence from the Company and its management, including the matters in the written disclosures and the letter provided by the independent auditors to the Audit Committee as required by applicable requirements of the Public Company Accounting Oversight Board Rule 3526 regarding the independent auditor's communications with the Audit Committee concerning independence, and has considered the compatibility of non-audit services with the auditor's independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their integrated audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements for the year ended December 31, 2020 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC. The Audit Committee and the Board of Directors have also approved the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2021.

Members of the Audit Committee:

Wendy B. Needham (Chair)
Elizabeth W. Camp
Richard Cox, Jr.
Gary P. Fayard
Donna W. Hyland
Robert C. Loudermilk, Jr.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

SOLICITATION OF PROXIES

The cost of soliciting proxies will be borne by the Company. The Company has retained Georgeson LLC to assist in the solicitation of proxies for a fee of approximately $10,000 and reimbursement of certain expenses. Officers and regular employees of the Company, receiving no additional compensation, may also assist in the solicitation. Solicitation may be by mail, telephone, Internet or personal contact.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC's rules permit us to send a single copy of our Notice and Access Letter regarding the annual meeting to any household at which two or more shareholders reside if we believe that they are members of the same family. Each shareholder will continue to receive a separate proxy card. This procedure, known as householding, reduces the volume of duplicate information you receive and helps to reduce our expenses. In order to take advantage of this opportunity, we have delivered only one Notice and Access Letter to multiple shareholders who share an address, unless we received contrary instructions from the affected shareholders prior to the mailing date. We will deliver a separate copy of the Notice and Access Letter (or proxy materials, if applicable), as requested, to any shareholder at a shared address to which a single copy of the Notice and Access Letter was delivered. If you prefer to receive separate copies of the Notice and Access Letter (or proxy materials, if applicable), either now or in the future, or if you are currently receiving multiple copies and prefer to receive only a single copy in the future you can so request by calling us at (678) 934-5000 or by writing to us at any time at the following address: Corporate Secretary, Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339.

A majority of brokerage firms have instituted householding. If your family has multiple holdings in the Company, you may have received householding notification directly from your broker. Please contact your broker directly if you have any questions, if you require additional copies of the Notice and Access Letter (or proxy materials, if applicable), if you are currently receiving multiple copies of the Notice and Access Letter (or proxy materials, if applicable) and wish to receive only a single copy or if you wish to revoke your decision to household and thereby receive multiple Notice and Access Letters. These options are available to you at any time.

OTHER MATTERS

Management does not know of any matters to be brought before the Annual Meeting other than those referred to above. If any matters which are not specifically set forth in the form of proxy and this proxy statement properly come before the Annual Meeting, the persons designated as proxies will vote thereon as recommended by the Board of Directors or, if the Board of Directors makes no recommendation, in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2022 ANNUAL MEETING

A shareholder proposal for business to be brought before the 2022 Annual Meeting of Shareholders (other than nominations of persons to serve as directors) will be acted upon only in the following circumstances:

- Shareholder Proposals for Inclusion in Next Year's Proxy Statement — To be considered for inclusion in next year's proxy statement, shareholder proposals, submitted in accordance with the SEC's Rule 14a-8, must be received at our principal executive office no later than the close of business on November 2, 2021 and must comply with all applicable SEC rules.

- Other Shareholder Proposals for Presentation at Next Year's Annual Meeting of Shareholders — Any shareholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8 but is instead sought to be presented directly at the 2022 Annual Meeting of Shareholders should be received at our principal executive office no later than the close of business on January 16, 2022. Proposals should contain detailed information about the proposal and the shareholder proponent. SEC rules permit management to vote proxies in its discretion on such proposals in certain cases if the shareholder does not comply with this deadline, and in certain other cases notwithstanding the shareholder's compliance with this deadline.

All recommendations of persons for nomination to the Board of Directors of the Company must be received at our principal executive office no later than the close of business on the 90th day (December 2, 2021) and no earlier than the close of business on the 120th day (November 2, 2021) prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting and must contain the information specified in and otherwise comply with our By-laws. See Section 3.4 "Certain Nomination Requirements." However, if the date of the 2022 Annual Meeting of Shareholders is held more than 30 calendar days earlier than or 70 calendar days after the anniversary of this year's meeting, notice by the shareholder, to be timely, must be received no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the date of the 2022 Annual Meeting of Shareholders or, if the first public announcement of the date of the 2022 Annual Meeting of Shareholders is less than 100 days prior to the date of the 2022 Annual Meeting of Shareholders, the 10th day following the day on which public announcement of the date of the 2022 Annual Meeting of Shareholders is first made by the Company.

All recommendations of persons for nomination to the Board of Directors of the Company pursuant to the Company's proxy access By-law provision must be received at our principal executive office no later than the close of business on the 120th day (November 2, 2021) and no earlier than the close of business on the 150th day (October 3, 2021) prior to the first anniversary of the date of the Company's notice of annual meeting sent to shareholders in connection with the previous year's annual meeting and must contain the information specified in and otherwise comply with our By-laws. See Section 2.10 "Proxy Access for Director Nominations." However, if the date of the 2022 Annual Meeting of Shareholders is held more than 30 calendar days before or after the anniversary of this year's meeting, notice by the shareholder, to be timely, must be received no later than the close of business on the 120th day and no earlier than the close of business on the 150th day prior to the date of the 2022 Annual Meeting of Shareholders or, if the first public announcement of the date of the 2022 Annual Meeting of Shareholders is less than 130 days prior to the date of the 2022 Annual Meeting of Shareholders, the 10th day following the day on which public announcement of the date of the 2022 Annual Meeting of Shareholders is first made by the Company.

All shareholder proposals and recommendations of persons for nomination to the Board should be sent to Genuine Parts Company, 2999 Wildwood Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary.

